FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 30, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Management Statement
Q1 2015

The Royal Bank of Scotland Group plc
Q1 2015 Results

Contents

Page

Introduction	1
Highlights	2
Analysis of results	9
Segment performance	16
Selected statutory financial statements	26
Notes	31
Appendix 1 - Additional segment information
Appendix 2 - Go-forward business profile
Appendix 3 - Income statement reconciliations

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group plc's (RBS) Transformation Plan (which includes RBS's 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of CFG and Williams & Glyn, RBS's information technology and operational investment plan, the proposed restructuring of RBS's CIB business and the restructuring of RBS as a result of the implementation of the regulatory ring-fencing regime), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capital (TLAC), minimum requirements for eligible liabilities (MREL) return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by RBS arising out of the origination or sale of mortgages or mortgage-backed securities in the US; RBS's future financial performance; the level and extent of future impairments and write-downs; and RBS's exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward looking statements in this document include the risk factors and other uncertainties discussed in the 2014 Annual Report and Accounts. These include the significant risks presented by the execution of the Transformation Plan; RBS's ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS as a result of the implementation of the ring fence; whether RBS will emerge from implementing the Transformation Plan as a viable, competitive, customer focussed and profitable bank; RBS' ability to achieve its capital targets which depend on RBS' success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on RBS; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include RBS's ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS is subject to and any resulting material adverse effect on RBS of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact RBS including a possible referendum on the UK's membership of the EU; operational risks that are inherent in RBS's business and that could increase as RBS implements its Transformation Plan; the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; how RBS will be increasingly impacted by UK developments as its operations become gradually more focussed on the UK; uncertainties regarding RBS exposure to any weakening of economies within the EU and renewed threat of default by certain counties in the Eurozone; the risks resulting from RBS implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBS's operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of RBS' operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBS' operations; the risk that RBS may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2014 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Presentation of information
Some of the financial information contained in this document, prepared using RBS's accounting policies, shows the operating performance of The Royal Bank of Scotland Group plc (RBS) on a non-statutory basis which excludes own credit adjustments, gain on redemption of own debt, write down of goodwill and strategic disposals and includes the results of Citizens which is classified as a discontinued operation in the statutory results. RFS Holdings minority interest (RFS MI) was also excluded in the periods ended 31 December 2014 and 31 March 2014. Such information is provided to give a better understanding of the results of RBS's operations.

Contacts

For analyst enquiries:
Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:
RBS Press Office		+44 (0) 131 523 4205

Analysts and investors conference call
RBS will hold an audio Q&A session for analysts and investors on the results for the quarter ended 31 March 2015. Details are as follows:

Date:	Thursday 30 April 2015
Time:	9.00 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Announcement and slides are available on www.rbs.com/results

Financial supplement containing income statement and balance sheet information for the nine quarters ended 31 March 2015 is available on www.rbs.com/results

Global Systemically Important Institutions template as of and for the year ended 31 December 2014 will be available at www.rbs.com/results on 30 April 2015.

Revisions
Revised return on equity calculation
In the first quarter of 2015, in line with the revised strategy announced in February 2015 the business segment return on equity has been calculated based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of monthly average RWA equivalents). Comparatives have been revised.

Highlights

RBS reports an attributable loss of £446 million for the first quarter of 2015, but makes good progress towards its stated 2015 targets, with further steps to build a bank that is stronger, simpler and better for both customers and shareholders.

An attributable loss of £446 million for the first quarter of 2015 included restructuring costs of £453 million and £856 million of litigation and conduct charges. A net charge of £122 million was recorded in relation to the reclassification of the International Private Banking business to disposal groups, together with a net loss within discontinued operations of £320 million reflecting the fall in the market price of Citizens shares during the quarter.

Operating profit(1) totalled £325 million, compared with profit of £1,283 million in Q1 2014 and a loss of £375 million in Q4 2014. Adjusted operating profit(2) was £1,634 million, up 16% from Q1 2014. These results continued to benefit from generally benign credit conditions, with a £91 million net release of impairment provisions, and from continuing reductions in operating costs.

Our UK franchises have seen volume growth, with increased operating profits in both Personal & Business Banking (PBB) and Commercial & Private Banking (CPB), compared with Q4 2014 supported by benign credit conditions. Corporate & Institutional Banking (CIB) has made a good start on reshaping its business following its strategy announcement in February 2015, beginning the wind-down of legacy activities and cementing management structures for the continuing business.

Tangible net asset value per ordinary and equivalent B share was 384p at 31 March 2015, compared with 387p at 31 December 2014.

On track to achieve 2015 targets
●	The capital position continued to strengthen, with a Common Equity Tier 1 ratio of 11.5% at 31 March 2015, up 30 basis points from the end of 2014.

●	Risk-weighted assets (RWAs) were down 2% from the end of 2014 to £349 billion, on track to be less than £300 billion by the end of 2015.

●
RBS moved closer to the deconsolidation of Citizens with the successful sale in March 2015 of 155 million shares, realising $3.7 billion. Following a further $250 million share repurchase by Citizens in April 2015, RBS's holding has been reduced to 40.8%.

●	RBS Capital Resolution (RCR) remains on course to complete its targeted run-down by the end of 2015, with funded assets down £4 billion during Q1 2015 to £11 billion.

●	Net Promoter Scores show year-on-year improvement in Business Banking and Commercial Banking. There has been no significant change in Personal Banking.

●	RBS remains committed to delivering an £800 million cost reduction(3) in 2015, notwithstanding the increase in the UK bank levy.

Notes:
(1)
Operating profit/(loss) before tax, own credit adjustments, gain on redemption of own debt and strategic disposals and includes the results of Citizens (excluding any fair value adjustment) which are classified as discontinued operations in the statutory results. The quarters ended 31 December 2014 and 31 March 2014 are stated before RFS minority interest.

(2)	Excluding restructuring, litigation and conduct costs.
(3)	Excluding restructuring, litigation and conduct costs, write-off of intangible assets, and operating expenses of Citizens and Williams & Glyn.

Highlights

●
In the UK, UK PBB provided 8% of gross new mortgage lending in Q1 2015, in line with historical market share, delivering £0.4 billion net mortgage growth. New mortgage applications accelerated towards the end of quarter with volume in March up 10% year on year. March was the highest month for mortgage application numbers and volumes since the start of 2014. Mortgage balances were £103.6 billion, 3% higher than at the end of Q1 2014. Business and personal loans saw positive momentum in the quarter as business and consumer confidence continue to improve, while in Commercial Banking net new loan growth was £1.3 billion.

●
RBS has continued to make good progress on its transformation plan, with further steps taken to improve resilience and simplicity in the bank's structures and systems, and momentum building in disposal plans, including the sales of:

	○	Two portfolios of US and Canadian loan commitments (approximately $9 billion of RWAs) to Mizuho Bank, scheduled to complete respectively in Q2 and Q3 2015;
	○	The International Private Banking business to Union Bancaire Privée, with most of the business scheduled to transfer in Q4 2015, subject to regulatory approval;
	○	The RBS Kazakhstan subsidiary (subject to regulatory approvals and other conditions); and
	○	Additional sales were agreed for legacy ABN Amro assets including a portfolio of UAE loans.

Key customer initiatives during Q1 2015 include:
●
The mortgage platform was upgraded and the number of mortgage advisors increased to 835 in UK PBB (up 91 or 12% compared with start of 2015 and up 205 or 33% compared with start of 2014) which have increased lending capacity.

●	RBS became the first UK-based bank to enable customers to log in to their mobile banking app using only their fingerprint, recording over 22 million logins since launch.

●
Working closely with the Royal National Institute of Blind People (RNIB), RBS launched new cards specifically designed for blind and partially sighted customers. This is the first banking product to be awarded the new national quality assurance mark 'RNIB approved'.

●
In partnership with Entrepreneurial Spark, RBS launched the first of eight entrepreneurial accelerator hubs in Birmingham, providing free space, financial support and mentoring to small businesses. We also announced the opening of our headquarters in Edinburgh to entrepreneurs and enterprise. The Entrepreneurial Centre will house business organisations including Entrepreneurial Scotland, Business Gateway and The Prince's Trust Scotland as well as up to 80 entrepreneurs.

●	RBS has made it easier for thousands of small businesses to access finance by referring customers to leading peer-to-peer lending platforms.

●	The pilot of a new online onboarding smart form in CPB saw a 75% reduction in pages that a customer received in order to fill out their application. This is now being rolled out across the business.

●
Real Time Registration allows new customers to have access to mobile banking within 1 day of an account being opened. This gives our customers the functionality that Mobile offers: Get Cash, Pay your Contacts and much more without having to wait 3-5 days for their Debit card to arrive.

Outlook
The business outlook remains as indicated in our FY 2014 results announcement on 26 February 2015.
Customer

Building the number one bank for customer service, trust and advocacy in the UK
RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to measure our customers' experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)
Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating 'extremely likely' and 0 indicating 'not at all likely'. Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. The Net Promoter Score (NPS) is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have an NPS for Q1 2015. None of the NPS movements during Q1 2015 represents a statistically significant change but, year-on-year, Business Banking and Commercial Banking have seen significant improvements in NPS.

		Q1 2014	Q4 2014	Q1 2015	Year end 2015 target
Personal Banking	NatWest (England & Wales)(1)	4	6	5	9
	RBS (Scotland)(1)	-16	-13	-18	-10
	Ulster Bank (Northern Ireland)(2)	-31	-24	-18	-21
	Ulster Bank (Republic of Ireland)(2)	-23	-18	-16	-15
Business Banking	NatWest (England & Wales)(3)	-13	-11	-6	-7
	RBS (Scotland)(3)	-37	-23	-17	-21
Commercial Banking(4)		4	12	12	15

Notes:
Suitable measures for Private Banking and for Corporate & Institutional Banking are in development. NPS for Ulster Bank Business Banking is measured at Q4.
(1)
Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest England & Wales (3,444) RBS Scotland (520). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?"

(2)
Source: Coyne Research 12 month rolling data. Question: "Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely".

(3)
Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million. 12 month rolling data. Latest base sizes: NatWest England & Wales (1,240), RBS Scotland (419). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)
Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion. Latest base size: RBSG Great Britain (965). Weighted by region and turnover to be representative of businesses in Great Britain.

Customer Trust
We also use independent experts to measure our customers' trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

		Q1 2014	Q4 2014	Q1 2015	Year end 2015 target
Customer Trust(5)	NatWest (England & Wales)	40%	41%	44%	46%
	RBS (Scotland)	6%	2%	10%	11%

(5)
Source: Populus. Latest quarter's data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (916), RBS Scotland (209).

Highlights

Summary consolidated income statement for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Net interest income	2,756	2,915	2,698
Non-interest income	1,575	945	2,355

Total income	4,331	3,860	5,053

Staff and non-staff expenses	(2,788)	(3,131)	(3,279)
Restructuring costs	(453)	(563)	(129)
Litigation and conduct costs	(856)	(1,164)	-

Operating expenses	(4,097)	(4,858)	(3,408)

Profit/(loss) before impairment releases/(losses)	234	(998)	1,645
Impairment releases/(losses)	91	623	(362)

Operating profit/(loss) (1)	325	(375)	1,283
Own credit adjustments	120	(144)	139
Gain on redemption of own debt	-	-	20
Strategic disposals	(135)	-	191
Citizens discontinued operations	(257)	(175)	(152)
RFS Holdings minority interest	-	11	9

Operating profit/(loss) before tax	53	(683)	1,490
Tax charge	(193)	(1,040)	(314)

(Loss)/profit from continuing operations	(140)	(1,723)	1,176

(Loss)/profit from discontinued operations, net of tax
- Citizens (2)	(320)	(3,885)	104
- Other	4	3	9

(Loss)/profit from discontinued operations, net of tax	(316)	(3,882)	113

(Loss)/profit for the period	(456)	(5,605)	1,289
Non-controlling interests	84	(71)	(19)
Other owners' dividends	(74)	(115)	(75)

(Loss)/profit attributable to ordinary and B shareholders	(446)	(5,791)	1,195

Memo
Operating expenses - adjusted (3)	(2,788)	(3,131)	(3,279)
Operating profit - adjusted (3)	1,634	1,352	1,412

	Quarter ended
	31 March	31 December	31 March
Key metrics and ratios	2015	2014	2014

Net interest margin	2.26%	2.32%	2.12%
Cost:income ratio	95%	126%	67%
(Loss)/earnings per share from continuing operations
- basic (4)	(2.1p)	(16.2p)	-
- adjusted (5,6)	(1.7p)	(15.1p)	6.9p
Return on tangible equity (7)	(4.1%)	(49.6%)	11.6%
Average tangible equity (7)	£43,879m	£46,720m	£41,035m
Average number of ordinary shares and equivalent B
shares outstanding during the period (millions)	11,451	11,422	11,281

Notes:
(1)
Operating profit/(loss) before tax, own credit adjustments, gain on redemption of own debt and strategic disposals and includes the results of Citizens (prior to any fair value adjustment) which are classified as discontinued operations in the statutory results. The quarters ended 31 December 2014 and 31 March 2014 are stated before RFS minority interest.

(2)
Included within Citizens discontinued operations are the results of the reportable operating segment Citizens Financial Group (CFG), the loss on transfer of CFG to disposal groups, subsequent fair value adjustments related to Citizens, and certain Citizens related activities in Central items and related one-off and other items.

(3)	Excluding restructuring costs and litigation and conduct costs.
(4)	Q1 2014 earnings were all attributable to the dividend access share (DAS).
(5)
Adjusted earnings per ordinary and equivalent B share for the quarter ended 31 March 2014 exclude the rights of the dividend access share (DAS). Prior to the June 2014 DAS retirement agreement, the DAS was entitled to a dividend amounting to the greater of 7% of the B share issue price and 250% of the ordinary share dividend times the number of B shares, less dividends paid on the B shares and any ordinary shares issued on their conversion.

(6)	Adjusted earnings excludes own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals and RFS MI.
(7)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Highlights

Summary consolidated balance sheet as at 31 March 2015

	31 March	31 December
	2015	2014
	£m	£m

Cash and balances at central banks	75,521	74,872
Net loans and advances to banks (1,2)	25,002	23,027
Net loans and advances to customers (1,2)	333,173	334,251
Reverse repurchase agreements and stock borrowing	69,400	64,695
Debt securities and equity shares	85,557	92,284
Assets of disposal groups (3)	93,673	82,011
Other assets	31,721	26,033

Funded assets	714,047	697,173
Derivatives	390,565	353,590

Total assets	1,104,612	1,050,763

Bank deposits (2,4)	37,235	35,806
Customer deposits (2,4)	349,289	354,288
Repurchase agreements and stock lending	69,383	62,210
Debt securities in issue	45,855	50,280
Subordinated liabilities	22,004	22,905
Derivatives	386,056	349,805
Liabilities of disposal groups (3)	85,244	71,320
Other liabilities	47,265	43,957

Total liabilities	1,042,331	990,571
Non-controlling interests	5,473	2,946
Owners' equity	56,808	57,246

Total liabilities and equity	1,104,612	1,050,763

Contingent liabilities and commitments	237,087	241,186

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups.
(3)	Primarily Citizens and International Private Banking at 31 March 2015 and Citizens at 31 December 2014.
(4)	Excludes repurchase agreements and stock lending.

	31 March	31 December
Balance sheet related key metrics and ratios	2015	2014

Tangible net asset value per ordinary and equivalent B share (1)	384p	387p
Loan:deposit ratio (2,3)	95%	95%
Short-term wholesale funding (2,4)	£27bn	£28bn
Wholesale funding (2,4)	£84bn	£90bn
Liquidity portfolio	£157bn	£151bn
Liquidity coverage ratio (5)	112%	112%
Net stable funding ratio (6)	110%	112%
Common Equity Tier 1 ratio	11.5%	11.2%
Risk-weighted assets	£348.6bn	£355.9bn
Leverage ratio (7)	4.3%	4.2%
Tangible equity (8)	£44,242m	£44,368m
Number of ordinary shares and equivalent B shares in issue (millions) (9)	11,514	11,466

Notes:
(1)	Tangible net asset value per ordinary and equivalent B share represents total tangible equity divided by the number of ordinary and equivalent B shares in issue.
(2)	Includes disposal groups.
(3)	Excludes repurchase agreements and stock lending.
(4)	Excludes derivative collateral.
(5)
In January 2013, the BCBS published its final guidance for calculating LCR currently expected to come into effect from October 2015 on a phased basis. Pending the finalisation of the LCR rules within the EU, RBS monitors LCR based on its interpretation of current guidance available for EU LCR reporting. The reported LCR will change over time with regulatory developments. Due to differences in interpretation, RBS's ratio may not be comparable with those of other financial institutions.

(6)
NSFR for both periods has been calculated using RBS's current interpretations of the revised BCBS guidance on NSFR issued in late 2014. Therefore, reported NSFR will change over time with regulatory developments. Due to differences in interpretation, RBS's ratio may not be comparable with those of other financial institutions.

(7)	Based on end-point CRR Tier 1 capital and revised 2014 Basel III leverage ratio framework.
(8)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.
(9)	Includes 27 million Treasury shares (31 December 2014 - 28 million).

Highlights

Q1 2015 performance

●	The loss attributable to ordinary and B shareholders was £446 million, compared with a loss of £5,791 million in Q4 2014 and a profit of £1,195 million in Q1 2014.
●
Total income was £4,331 million, up 12% from Q4 2014 but 14% lower than Q1 2014, reflecting the reduction in the scale and risk profile of CIB. Net interest income was £2,756 million, with new business margins broadly stable but with a lower Q1 day count. Non-interest income of £1,575 million benefited from lower IFRS volatility costs and disposal gains in RBS Capital Resolution (RCR).

●
Operating expenses totalled £4,097 million, with adjusted operating expenses down 15% from Q1 2014 at £2,788 million, reflecting continuing headcount reductions. Compared with Q4 2014, adjusted expenses were down 11%, or 3% after excluding the impact of the UK bank levy booked in Q4. Operating expenses included £856 million of litigation and conduct charges, relating to foreign exchange and mortgage-backed securities litigation and investigations in the United States together with other customer redress. Restructuring costs amounted to £453 million, down from Q4 2014 but higher than Q1 2014, and related principally to a write-down of the value of US premises.

●	Impairment releases of £91 million reflected continuing benign credit conditions in all franchises, though at a lower rate than in Q4 2014.
●
Operating profit was £325 million, compared with a profit of £1,283 million in Q1 2014 and a loss of £375 million in Q4 2014. Excluding restructuring, litigation and conduct costs, operating profit was £1,634 million, up 16% from Q1 2014.

●
Statutory operating profit before tax from continuing operations was £53 million, compared with a profit of £1,490 million in Q1 2014 and a loss of £683 million in Q4 2014. After a tax charge of £193 million the loss from continuing operations was £140 million. The Q1 tax rate reflects property and conduct costs in the US for which a deferred tax asset has not been recognised and the non deductibility of certain other UK conduct costs and strategic disposal losses.

●
Results from discontinued operations included a net loss of £320 million reflecting the fall in the market value of Citizens shares during the quarter, from $24.86 at 31 December 2014 to $24.13 at 31 March 2015.

●	Strategic disposals losses comprise a net charge of £122 million in respect of International Private Banking and £13 million mainly in relation to RBS Kazakhstan.
●	Tangible net asset value per ordinary and equivalent B share was 384p at 31 March 2015, compared with 387p at 31 December 2014.

Balance sheet and capital

●
Funded assets at 31 March 2015 were £714 billion, up 2% from December 2014 but down 4% from the prior year. The increase in Q1 principally reflected the strengthening of the US dollar against sterling, together with client-driven trading activity and settlement balances returning from seasonal lows at the year end.

●
Loans and advances to customers, excluding disposal groups, totalled £333 billion, with the continuing wind-down in RCR offsetting growth in certain strategic segments. Risk elements in lending fell by 21%, £5.9 billion to £22.3 billion at 31 March 2015, representing 5.4% of gross customer loans compared with 6.8% at 31 December 2014 and 9.0% at March 2014.

Note:
(1)	Excluding restructuring, litigation and conduct costs.

Highlights

Balance sheet and capital (continued)
●	Customer deposits, excluding disposal groups, were down 1% from year end, including a £1 billion reduction in CIB deposits.
●
RWAs declined to £349 billion, down £7 billion from Q4 2014 and £66 billion from Q1 2014. The decline over the past year has been driven principally by reductions in CIB and RCR, down £37 billion and £23 billion respectively. The annual recalculation of operational risk RWAs led to a reduction of £5 billion in Q1 2015, partially offset by the effect of the strong US dollar on credit and counterparty risk RWAs (£3 billion).

●	Capital and leverage ratios continued to improve and were 11.5% and 4.3% respectively compared with 11.2% and 4.2% at year end and 9.4% and 3.6% a year ago.

Analysis of results

Income	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Net interest income	£m	£m	£m

Net interest income	2,756	2,915	2,698

Average interest-earning assets
- RBS	494,605	495,546	512,244
- Personal & Business Banking	155,999	156,002	153,711
- Commercial & Private Banking	93,052	93,184	93,151
- Citizens Financial Group	79,225	74,302	67,452

Gross yield on interest-earning assets of banking business	3.02%	3.06%	3.01%
Cost of interest-bearing liabilities of banking business	(1.09%)	(1.05%)	(1.21%)

Interest spread of banking business	1.93%	2.01%	1.80%
Benefit from interest free funds	0.33%	0.31%	0.32%

Net interest margin (1)
- RBS	2.26%	2.32%	2.12%
- Personal & Business Banking	3.32%	3.46%	3.37%
- Commercial & Private Banking	2.94%	2.96%	2.89%
- Citizens Financial Group	2.83%	2.86%	2.94%

Non-interest income

Net fees and commissions	992	1,036	1,055
Income/(loss) from trading activities	270	(295)	856
Other operating income	313	204	444

Total non-interest income	1,575	945	2,355

Total income	4,331	3,860	5,053

Note:
For the purposes of net interest margin calculations the following adjustments have been made.
(1)
A decrease of £5 million in Q1 2015 (Q4 2014 - £12 million; Q1 2014 - £14 million) in respect of interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

Key points

Q1 2015 compared with Q4 2014
•
Net interest income decreased by £159 million or 5% and was adversely affected by two fewer days in Q1. UK PBB net interest income was down from Q4, which had benefited from recognition of income on previously non-performing assets, with underlying margins broadly stable, as some narrowing of mortgage margins offset improvement in deposit margins. Ulster Bank net interest margin (NIM), down from 2.14% to 1.95%, reflected in part declining returns on free funds.

•
Non-interest income increased by £630 million or 67%, with disposal gains and credit and funding valuation adjustments in RCR, lower volatile items under IFRS and higher income from trading activities in CIB.

Q1 2015 compared with Q1 2014
•	Net interest income increased by £58 million or 2% with improvements in deposit margin in PBB and in Commercial Banking.
•
Non-interest income declined by £780 million or 33%, primarily reflecting lower income from trading activities, driven by risk and balance sheet reductions in CIB including the wind-down of the US asset- backed products business.

•	Losses on the disposal of available-for-sale securities in Treasury totalled £27 million compared with a gain of £203 million in Q1 2014.
•
NIM increased by 14 basis points to 2.26%, with improvements in CPB. The UK PBB margin was stable and the Ulster Bank margin was down reflecting lower return on free funds and an increase in the liquid asset portfolio.

Analysis of results

Operating expenses

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Operating expenses	£m	£m	£m

Staff expenses	1,558	1,455	1,647
Premises and equipment	487	525	594
Other	511	827	687
Restructuring costs*	453	563	129
Litigation and conduct costs	856	1,164	-

Administrative expenses	3,865	4,534	3,057
Depreciation and amortisation	232	250	269
Write down of intangible assets	-	74	82

Operating expenses	4,097	4,858	3,408

Adjusted operating expenses (1)	2,788	3,131	3,279

*Restructuring costs comprise:
- staff expenses	55	134	43
- premises, equipment, depreciation and amortisation	290	31	61
- other	108	398	25

Restructuring costs	453	563	129

Staff costs as a % of total income	36%	38%	33%
Cost:income ratio	95%	126%	67%
Cost:income ratio - adjusted (1)	64%	81%	65%
Employee numbers (FTEs - thousands)	109.2	108.7	116.7

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

Key points

Q1 2015 compared with Q4 2014

•	Operating expenses decreased by £761 million or 16% to £4,097 million. Adjusted operating expenses declined by £343 million or 11% to £2,788 million.

•	Litigation and conducts costs totalled £856 million compared with £1,164 million in Q4 2014.

•	Restructuring costs decreased by £110 million to £453 million, including a £277 million write-down of the value of US premises and £133 million in relation to Williams & Glyn.
Q1 2015 compared with Q1 2014

•	Operating expenses increased by £689 million or 20% to £4,097 million. Adjusted operating expenses declined by £491 million or 15% to £2,788 million.

•	Litigation and conducts costs totalled £856 million in Q1 2015 against a nil charge in Q1 2014.

•	Restructuring costs increased by £324 million to £453 million, principally due to the property related charge in the US.

Analysis of results

Impairment (releases)/losses
	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Impairment (releases)/losses	£m	£m	£m

Loans	(190)	(638)	360
Securities	99	15	2

Total impairment (releases)/losses	(91)	(623)	362

Loan impairment (releases)/losses
- individually assessed	(6)	(502)	155
- collectively assessed	69	(85)	127
- latent	(253)	(51)	78

Loan impairment (releases)/losses	(190)	(638)	360

RBS excluding RCR	(30)	53	254
RCR	(160)	(691)	106

RBS loan impairment (releases)/losses	(190)	(638)	360

Customer loan impairment (releases)/losses as a % of gross loans and advances (1)
RBS	(0.2%)	(0.6%)	0.3%
RBS excluding RCR	-	0.1%	0.3%
RCR	(4.2%)	(12.6%)	1.2%

	31 March	31 December	31 March
	2015	2014	2014

Loan impairment provisions
- RBS	£13.8bn	£18.0bn	£24.2bn
- RBS excluding RCR	£6.6bn	£7.1bn	£8.5bn
- RCR	£7.2bn	£10.9bn	£15.7bn
Risk elements in lending
- RBS	£22.3bn	£28.2bn	£37.4bn
- RBS excluding RCR	£12.1bn	£12.8bn	£14.4bn
- RCR	£10.2bn	£15.4bn	£23.0bn
Provisions as a % of REIL
- RBS	62%	64%	65%
- RBS excluding RCR	55%	55%	59%
- RCR	70%	71%	68%
REIL as a % of gross customer loans
- RBS	5.4%	6.8%	9.0%
- RBS excluding RCR	3.0%	3.3%	3.8%
- RCR	68%	70%	68%

Note:
(1)	Excludes reverse repurchase agreements and includes disposals groups.

Analysis of results

Risk elements in lending (REIL) and loan impairment provisions

	Quarter ended 31 March 2015
	REIL			Impairment provisions (1)
	RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	12,819	15,400	28,219	7,094	10,946	18,040
Currency translation and other adjustments	(257)	(593)	(850)	(142)	(407)	(549)
Additions	805	372	1,177
Transfers between REIL and potential problem loans	(52)	-	(52)
Transfer to performing book	(144)	(16)	(160)
Repayments and disposals	(761)	(1,733)	(2,494)
Amounts written-off	(357)	(3,205)	(3,562)	(357)	(3,205)	(3,562)
Recoveries of amounts previously written-off				80	11	91
Release to the income statement from continuing operations				(68)	(160)	(228)
Charge to the income statement from discontinued operations				38	-	38
Unwind of discount (2)				(30)	(15)	(45)

At end of period	12,053	10,225	22,278	6,615	7,170	13,785

Notes:
(1)	Includes provisions relating to loans and advances to banks of £38 million.
(2)	Recognised in interest income.

Key points

Q1 2015 compared with Q4 2014
•
Net impairment releases decreased by £532 million to £91 million at Q1 2015. Releases were recorded across most core businesses, notably in CIB (£44 million), and in RCR (£109 million) and included releases of latent provisions totalling £253 million compared with £51 million in Q4 2014.

•
REIL decreased by £5.9 billion, primarily in RCR, reflecting the completion of a sizeable loan portfolio sale. This loan sale also contributed to the £3.3 billion reduction in gross commercial real estate (CRE) lending to £40.0 billion.

•	The £84 million increase in securities losses, included in impairments, related to a small number of single name exposures, predominantly an exposure in the RBS N.V. liquidity portfolio.

Q1 2015 compared with Q1 2014
•
Net impairment releases totalled £91 million compared with a net impairment loss of £362 million in Q1 2014. Releases including latent provision releases of £253 million compared with a loss of £78 million in Q1 2014, were recorded across most core segments, notably in CIB (£44 million), and in RCR (£109 million).

Analysis of results

Loans and related credit metrics: Loans, REIL, provisions and impairments
The table below analyses gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics
31 March 2015					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		9,725	17	9	0.2	53	0.1	8	-
Finance		44,326	316	207	0.7	66	0.5	(5)	15
Personal	- mortgages	150,200	5,239	1,402	3.5	27	0.9	15	60
	- unsecured	31,042	1,790	1,506	5.8	84	4.9	102	187
Property		47,810	8,922	5,916	18.7	66	12.4	(115)	2,568
Construction		5,464	637	426	11.7	67	7.8	(32)	140
of which: CRE		40,040	9,056	5,985	22.6	66	14.9	(135)	2,581
Manufacturing		22,360	377	262	1.7	69	1.2	-	49
Finance leases (1)		13,991	147	102	1.1	69	0.7	(2)	6
Retail, wholesale and repairs		18,116	761	501	4.2	66	2.8	(5)	117
Transport and storage		13,547	1,146	536	8.5	47	4.0	66	44
Health, education and leisure		15,743	608	291	3.9	48	1.8	(2)	66
Hotels and restaurants		7,918	855	475	10.8	56	6.0	16	91
Utilities		5,704	106	48	1.9	45	0.8	(14)	19
Other		27,954	1,318	1,017	4.7	77	3.6	31	200
Latent		-	-	1,049	-	-	-	(253)	n/a

Customers		413,900	22,239	13,747	5.4	62	3.3	(190)	3,562

Geographic regional analysis
UK
- residential mortgages		114,015	1,326	187	1.2	14	0.2	10	10
- personal lending		15,329	1,523	1,360	9.9	89	8.9	55	155
- property		36,248	4,757	2,770	13.1	58	7.6	(53)	834
- construction		4,166	441	257	10.6	58	6.2	(60)	44
- other		120,227	3,219	2,254	2.7	70	1.9	(89)	137

Europe
- residential mortgages		14,455	2,909	1,058	20.1	36	7.3	(18)	11
- personal lending		1,377	61	61	4.4	100	4.4	2	-
- property		5,184	4,073	3,097	78.6	76	59.7	(52)	1,733
- construction		803	188	162	23.4	86	20.2	27	96
- other		16,735	2,040	1,747	12.2	86	10.4	(38)	442

US
- residential mortgages		21,730	1,004	157	4.6	16	0.7	23	39
- personal lending		12,371	189	68	1.5	36	0.5	45	32
- property		5,703	67	24	1.2	36	0.4	(9)	1
- construction		438	2	2	0.5	100	0.5	1	-
- other		32,891	204	369	0.6	181	1.1	(22)	4

RoW
- personal lending		1,965	17	17	0.9	100	0.9	-	-
- property		675	25	25	3.7	100	3.7	(1)	-
- construction		57	6	5	10.5	83	8.8	-	-
- other		9,531	188	127	2.0	68	1.3	(11)	24

Customers		413,900	22,239	13,747	5.4	62	3.3	(190)	3,562

Banks		29,328	39	38	0.1	97	0.1	-	-

Note:
(1)	Includes instalment credit.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)		PRA transitional basis
	31 March	31 December	31 March	31 December
	2015	2014	2015	2014
Risk asset ratios	%	%	%	%

CET1	11.5	11.2	11.5	11.1
Tier 1	11.5	11.2	13.3	13.2
Total	14.0	13.7	17.0	17.1

Capital	£m	£m	£m	£m

Tangible equity	44,242	44,368	44,242	44,368
Expected loss less impairment provisions	(1,512)	(1,491)	(1,512)	(1,491)
Prudential valuation adjustment	(393)	(384)	(393)	(384)
Deferred tax assets	(1,140)	(1,222)	(1,140)	(1,222)
Own credit adjustments	609	500	609	500
Pension fund assets	(245)	(238)	(245)	(238)
Other deductions	(1,436)	(1,614)	(1,414)	(1,884)

Total deductions	(4,117)	(4,449)	(4,095)	(4,719)

CET1 capital	40,125	39,919	40,147	39,649
AT1 capital	-	-	6,206	7,468
Tier 1 capital	40,125	39,919	46,353	47,117
Tier 2 capital	8,689	8,717	12,970	13,626

Total regulatory capital	48,814	48,636	59,323	60,743

Risk-weighted assets

Credit risk
- non-counterparty	263,000	264,700	263,000	264,700
- counterparty	31,200	30,400	31,200	30,400
Market risk	22,800	24,000	22,800	24,000
Operational risk	31,600	36,800	31,600	36,800

Total RWAs	348,600	355,900	348,600	355,900

Leverage (2)

Derivatives	391,100	354,000
Loans and advances	429,400	419,600
Reverse repos	69,900	64,700
Other assets	214,200	212,500

Total assets	1,104,600	1,050,800
Derivatives
- netting	(379,200)	(330,900)
- potential future exposures	96,000	98,800
Securities financing transactions gross up	20,200	25,000
Undrawn commitments	94,900	96,400
Regulatory deductions and other adjustments (3)	900	(600)

Leverage exposure	937,400	939,500

Leverage ratio %	4.3	4.2

Notes:
(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and revised 2014 Basel III leverage ratio framework.
(3)	The change in regulatory adjustments was driven by the increase in disallowable settlement balances.

Analysis of results

Key points

Q1 2015 compared with Q4 2014
•	The end-point CRR CET1 ratio improved to 11.5% from 11.2%, reflecting a reduction in RWAs.

•	CET1 capital has improved by £0.2 billion in the quarter. The current period loss has been offset by a reduction in other intangibles and deferred tax deductions.

•	The leverage ratio improved by 10 basis points to 4.3% reflecting both increased CET1 capital and reduced leverage exposure driven by higher derivatives netting offsetting higher funded assets.

•
RWAs have decreased by £7.3 billion in the quarter principally due to the annual recalculation of the operational risk charge resulting in a decrease of £5.2 billion, reductions in non-modelled market risk of £1.2 billion and disposals, partially offset by the effect of foreign currency movements in credit risk and counterparty risk RWAs.

•
RCR RWAs reduced by £4.8 billion principally reflecting disposals and write-offs and repayments of £3.2 billion, £1.6 billion of risk parameter and other changes, including £0.6 billion due to counterparties moving into default.

•
CIB RWAs decreased by £4.3 billion due to portfolio reduction of £3.2 billion, partly offset by the impact of credit risk model changes of £1 billion and foreign exchange movements of £0.7 billion. The operational risk recalculation resulted in a further decrease of £3.3 billion.

•	The increase of £3.6 billion in Citizens Financial Group RWAs related primarily to the appreciation of the dollar against sterling.

•	Ulster Bank's RWAs decreased by £1.4 billion is due to the euro weakening against sterling in the quarter of £1.2 billion and the operational risk recalculation decrease.

Segment performance

	Quarter ended 31 March 2015
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,143	133	1,276	546	128	674	202	62	553	(11)	2,756
Non-interest income	309	57	366	276	86	362	602	(130)	244	131	1,575

Total income	1,452	190	1,642	822	214	1,036	804	(68)	797	120	4,331

Direct expenses
- staff costs	(216)	(60)	(276)	(129)	(76)	(205)	(180)	(583)	(289)	(25)	(1,558)
- other costs	(70)	(17)	(87)	(54)	(12)	(66)	(78)	(786)	(207)	(6)	(1,230)
Indirect expenses	(460)	(63)	(523)	(225)	(98)	(323)	(540)	1,403	-	(17)	-
Restructuring costs
- direct	-	-	-	-	-	-	(16)	(431)	(6)	-	(453)
- indirect	(30)	1	(29)	(1)	1	-	(275)	304	-	-	-
Litigation and conduct costs	(354)	-	(354)	-	(2)	(2)	(500)	-	-	-	(856)

Operating expenses	(1,130)	(139)	(1,269)	(409)	(187)	(596)	(1,589)	(93)	(502)	(48)	(4,097)

Profit/(loss) before impairment losses	322	51	373	413	27	440	(785)	(161)	295	72	234
Impairment releases/(losses)	26	-	26	(1)	1	-	44	(50)	(38)	109	91

Operating profit/(loss)	348	51	399	412	28	440	(741)	(211)	257	181	325

Additional information
Operating expenses - adjusted (£m) (2)	(746)	(140)	(886)	(408)	(186)	(594)	(798)	34	(496)	(48)	(2,788)
Operating profit/(loss) - adjusted (£m) (2)	732	50	782	413	29	442	50	(84)	263	181	1,634
Return on equity (3)	15.4%	6.2%	12.3%	11.9%	4.4%	10.9%	(17.1%)	nm	7.2%	nm	(4.1%)
Return on equity - adjusted (2,3)	34.3%	6.1%	25.2%	11.9%	4.6%	11.0%	(0.4%)	nm	7.4%	nm	5.6%
Cost:income ratio	78%	73%	77%	50%	87%	58%	198%	nm	63%	nm	95%
Cost:income ratio - adjusted (2)	51%	74%	54%	50%	87%	57%	99%	nm	62%	nm	64%
Funded assets (£bn)	134.6	26.5	161.1	93.3	17.8	111.1	248.4	90.6	91.3	11.1	713.6
Total assets (£bn)	134.6	26.6	161.2	93.3	17.9	111.2	623.8	93.8	91.8	22.8	1,104.6
Risk-weighted assets (RWAs) (£bn)	42.6	22.4	65.0	65.5	10.2	75.7	102.8	15.9	72.0	17.2	348.6
RWA equivalent (£bn) (4)	46.4	21.5	67.9	71.0	10.2	81.2	105.1	16.2	72.2	21.7	364.3
Net loans and advances to customers (£bn)	127.4	20.5	147.9	88.8	14.0	102.8	76.7	1.4	63.4	8.0	400.2
Risk elements in lending (£bn)	3.6	4.4	8.0	2.4	0.1	2.5	0.2	-	1.4	10.2	22.3
Impairment provisions (£bn)	(2.4)	(2.5)	(4.9)	(0.9)	(0.1)	(1.0)	(0.1)	-	(0.6)	(7.2)	(13.8)
Customer deposits (£bn)	148.0	19.2	167.2	99.0	29.6	128.6	58.4	1.5	65.8	1.1	422.6
Employee numbers (FTEs - thousands)	24.2	4.3	28.5	6.2	2.8	9.0	3.5	50.1	17.5	0.6	109.2

For the notes to this table refer to page 18. nm = not meaningful

Segment performance

	Quarter ended 31 December 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,209	150	1,359	521	175	696	222	128	533	(23)	2,915
Non-interest income	323	54	377	310	92	402	469	(374)	233	(162)	945

Total income	1,532	204	1,736	831	267	1,098	691	(246)	766	(185)	3,860

Direct expenses
- staff costs	(220)	(65)	(285)	(118)	(75)	(193)	(63)	(610)	(263)	(41)	(1,455)
- other costs	(82)	(19)	(101)	(73)	(21)	(94)	(100)	(1,094)	(258)	(29)	(1,676)
Indirect expenses	(564)	(78)	(642)	(284)	(132)	(416)	(659)	1,742	-	(25)	-
Restructuring costs
- direct	(2)	-	(2)	-	(6)	(6)	(49)	(485)	(21)	-	(563)
- indirect	(16)	4	(12)	(13)	(2)	(15)	(39)	69	-	(3)	-
Litigation and conduct costs	(650)	19	(631)	(62)	(90)	(152)	(382)	1	-	-	(1,164)

Operating expenses	(1,534)	(139)	(1,673)	(550)	(326)	(876)	(1,292)	(377)	(542)	(98)	(4,858)

(Loss)/profit before impairment losses	(2)	65	63	281	(59)	222	(601)	(623)	224	(283)	(998)
Impairment (losses)/releases	(41)	104	63	(33)	-	(33)	(42)	1	(47)	681	623

Operating (loss)/profit	(43)	169	126	248	(59)	189	(643)	(622)	177	398	(375)

Additional information
Operating expenses - adjusted (£m) (2)	(866)	(162)	(1,028)	(475)	(228)	(703)	(822)	38	(521)	(95)	(3,131)
Operating profit/(loss) - adjusted (£m) (2)	625	146	771	323	39	362	(173)	(207)	198	401	1,352
Return on equity (3)	(3.5%)	20.2%	3.3%	6.8%	(12.9%)	4.0%	(13.8%)	nm	5.3%	nm	(49.6%)
Return on equity - adjusted (2,3)	29.6%	17.5%	25.1%	9.2%	6.2%	8.8%	(4.8%)	nm	5.9%	nm	(37.3%)
Cost:income ratio	100%	68%	96%	66%	122%	80%	187%	nm	71%	nm	126%
Cost:income ratio - adjusted (2)	57%	79%	59%	57%	85%	64%	119%	nm	68%	nm	81%
Funded assets (£bn)	134.3	27.5	161.8	89.4	20.4	109.8	241.1	84.7	84.5	14.9	696.8
Total assets (£bn)	134.3	27.6	161.9	89.4	20.5	109.9	577.2	87.9	84.9	29.0	1,050.8
Risk-weighted assets (£bn)	42.8	23.8	66.6	64.0	11.5	75.5	107.1	16.3	68.4	22.0	355.9
RWA equivalent (£bn) (4)	46.6	22.3	68.9	69.8	11.5	81.3	108.9	16.6	68.6	27.3	371.6
Net loans and advances to customers (£bn)	127.2	22.0	149.2	85.1	16.5	101.6	72.8	0.6	59.6	11.0	394.8
Risk elements in lending (£bn)	3.8	4.8	8.6	2.5	0.2	2.7	0.2	-	1.3	15.4	28.2
Impairment provisions (£bn)	(2.6)	(2.7)	(5.3)	(1.0)	(0.1)	(1.1)	(0.2)	-	(0.5)	(10.9)	(18.0)
Customer deposits (£bn)	148.7	20.6	169.3	86.8	36.1	122.9	59.4	1.5	60.6	1.2	414.9
Employee numbers (FTEs - thousands)	24.1	4.4	28.5	6.2	3.3	9.5	3.7	48.9	17.4	0.7	108.7

For the notes to this table refer to page 18. nm = not meaningful

Segment performance

	Quarter ended 31 March 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,124	154	1,278	488	170	658	179	103	488	(8)	2,698
Non-interest income	339	47	386	282	103	385	1,172	102	229	81	2,355

Total income	1,463	201	1,664	770	273	1,043	1,351	205	717	73	5,053

Direct expenses	(224)	(63)	(287)	(133)	(76)	(209)	(270)	(592)	(251)	(38)	(1,647)
- other costs	(127)	(17)	(144)	(62)	(15)	(77)	(110)	(1,034)	(249)	(18)	(1,632)
Indirect expenses	(524)	(63)	(587)	(213)	(108)	(321)	(593)	1,524	-	(23)	-
Restructuring costs
- direct	-	-	-	-	-	-	(13)	(116)	-	-	(129)
- indirect	10	(2)	8	(1)	-	(1)	(26)	19	-	-	-

Operating expenses	(865)	(145)	(1,010)	(409)	(199)	(608)	(1,012)	(199)	(500)	(79)	(3,408)

Profit/(loss) before impairment losses	598	56	654	361	74	435	339	6	217	(6)	1,645
Impairment (losses)/releases	(88)	(47)	(135)	(40)	1	(39)	(6)	(1)	(73)	(108)	(362)

Operating profit/(loss)	510	9	519	321	75	396	333	5	144	(114)	1,283

Additional information
Operating expenses - adjusted (£m) (2)	(875)	(143)	(1,018)	(408)	(199)	(607)	(973)	(102)	(500)	(79)	(3,279)
Operating profit/(loss) - adjusted (£m) (2)	500	11	511	322	75	397	372	102	144	(114)	1,412
Return on equity (3)	22.0%	1.0%	15.2%	9.7%	13.4%	10.2%	4.4%	nm	4.7%	nm	11.6%
Return on equity - adjusted (2,3)	21.6%	1.2%	14.9%	9.7%	13.4%	10.3%	5.0%	nm	4.7%	nm	12.6%
Cost:income ratio	59%	72%	61%	53%	73%	58%	75%	nm	70%	nm	67%
Cost:income ratio - adjusted (2)	60%	71%	61%	53%	73%	58%	72%	nm	70%	nm	65%
Funded assets (£bn)	132.8	26.0	158.8	89.6	21.1	110.7	286.6	90.4	75.7	24.3	746.5
Total assets (£bn)	132.8	26.2	159.0	89.6	21.2	110.8	547.0	92.1	76.1	38.8	1,023.8
Risk-weighted assets (£bn)	48.5	28.7	77.2	63.5	12.0	75.5	140.2	19.6	61.3	40.5	414.3
RWA equivalent (£bn) (4)	50.6	23.6	74.2	70.7	12.0	82.7	141.0	19.3	61.3	50.9	429.4
Net loans and advances to customers (£bn)	125.5	23.2	148.7	84.9	16.7	101.6	70.5	0.6	52.7	18.3	392.4
Risk elements in lending (£bn)	4.5	4.7	9.2	3.4	0.3	3.7	0.1	0.1	1.3	23.0	37.4
Impairment provisions (£bn)	(2.9)	(3.4)	(6.3)	(1.3)	(0.1)	(1.4)	(0.2)	(0.1)	(0.5)	(15.7)	(24.2)
Customer deposits (£bn)	144.6	21.1	165.7	87.6	36.6	124.2	57.1	1.0	54.9	1.5	404.4
Employee numbers (FTEs - thousands)	25.2	4.6	29.8	7.3	3.3	10.6	4.4	52.3	18.5	1.1	116.7

nm = not meaningful

Notes:
(1)
Central items include unallocated transactions, principally Treasury AFS portfolio sales (Q1 2015 - £27 million loss; Q4 2014 - £6 million gain; Q1 2014 - £203 million gain) and profit and loss on hedges that do not qualify for hedge accounting.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Segmental return on equity based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWA equivalents (RWAe)).
(4)
RWAe is an internal metric based on target CET 1 ratio of 13%, for all segments except RCR, set at 10% at creation. RWAe converts performing and non-performing exposures into a consistent capital measure comprising RWAs and capital deductions.

Segment performance

Q1 2015 compared with Q4 2014

UK Personal & Business Banking
●
UK PBB upgraded its mortgage platform and increased the number of mortgage advisors by 91 or 12% to 835 compared with the start of 2015, strengthening its capacity to support UK housebuyers. Further steps were taken to enhance customer experience in digital channels, including fingerprint log-in to the mobile banking app.

●
Operating profit was £348 million compared with a loss of £43 million in Q4 2014, with lower operating expenses and conduct costs only partly offset by lower income. Adjusted operating profit grew by £107 million to £732 million.

●	Total income declined by £80 million to £1,452 million, driven by lower day count and other seasonal factors, increased internal funding costs and a slightly lower overall asset margin.

●
Operating expenses decreased by £404 million to £1,130 million with a £296 million decrease in conduct costs, absence of UK bank levy, non-repeat of write-offs of intangible assets and continued efficiency savings.

●
New mortgage applications grew by 42% to £6.6 billion. Business and personal loans saw positive momentum as business and consumer confidence continue to improve. Net loans and advances to customers increased by £0.2 billion to £127.4 billion with mortgage balances growing £0.4 billion in the quarter to £103.6 billion.

●	Net impairment releases totalled £26 million compared with a net impairment charge of £41 million in Q4 2014 driven by provision releases in business banking.

Ulster Bank
●
Ulster Bank made further progress during Q1 2015 to enhance its customer service offering. A fully digital account opening option was introduced for personal customers in Northern Ireland, speeding up and simplifying the account opening process. The announcement of a new partnership with 'An Post' in the Republic of Ireland will provide customers with 1,140 new points of presence. The bank's award winning customer contact centre announced 350 new jobs which will handle customer calls across a number of RBS brands.

●	A significant weakening in the euro relative to sterling during Q1 2015 had a material impact on Ulster Bank's financial comparisons with prior periods.

●
Operating profit decreased by £118 million to £51 million in Q1 2015, primarily driven by the impact of exchange rate movements and a lower net impairment release, down £104 million, with the Q4 2014 release benefiting from improved property values. Adjusted operating profit was £50 million compared with £146 million in Q4 2014.

●
Total income decreased by £14 million to £190 million primarily driven by the weakening of the euro. Excluding the impact of the exchange rate movement, total income declined by £4 million principally reflecting fewer days in the quarter.

●
Operating expenses, stable at £139 million, were affected by the weakening of the euro. Excluding the impact of the exchange rate movement, operating expenses increased by £4 million reflecting the non-repeat of a number of specific items included in Q4 2014, notably the release of litigation and conduct provisions offset by the UK bank levy.

Segment performance

Q1 2015 compared with Q4 2014 (continued)

Commercial Banking
●
During Q1 2015 Commercial Banking continued to simplify customer experience, including further enhancements to the end to end lending process, quicker and simpler account opening and 90 'simplifying customer life' suggestions implemented.

●
On 1 January 2015, the Private Banking RBSI business, accounting for £18 million of operating profit in the quarter, was transferred to Commercial Banking(1). This transfer affects comparisons with prior quarters.

●
Operating profit was £412 million compared with £248 million in the previous quarter. This benefited from the £18 million operating profit relating to the business transferred from Private Banking and the absence of litigation and conduct costs.

●	Total income was £822 million (including £38 million transferred from Private Banking). The reduction reflected lower fair value and disposal gains and fewer days in the quarter.

●
Operating expenses were lower at £409 million (including £20 million relating to the business transferred from Private Banking), primarily due to the non-repeat of Q4 2014 charges in relation to the UK bank levy and a charity donation, lower headcount and cost saving initiatives. Benign credit conditions resulted in lower net impairment losses, down £32 million.

●
Net loans and advances to customers were £88.8 billion at 31 March 2015, including £2.4 billion of balances transferred from Private Banking. Adjusting for this transfer, Commercial Banking achieved £1.3 billion lending growth. Deposits of £99.0 billion at 31 March 2015 included £6.2 billion transferred from Private Banking. Adjusting for this transfer, deposits were £6.0 billion higher including very short term funds placed by customers in anticipation of imminent business transactions.

Private Banking
●
Private Banking reached an agreement to sell International Private Banking to Union Bancaire Privée (UBP). Clear priorities have been set to drive the retained business, with improvements already being seen through the level of client engagement, general credit awareness and cross referrals.

●	On 1 January 2015, the Private Banking RBSI business was transferred to Commercial Banking(1). This transfer affects comparisons with prior quarters.

●
Operating profit was £28 million, benefiting from lower litigation and conduct costs. Q4 2014 included £13 million operating profit relating to the Private Banking RBSI business transferred to Commercial Banking.

●
Total income of £214 million in part reflected the maturity of high interest term hedges on notice accounts. Q4 2014 income included £42 million relating to the business transferred to Commercial Banking.

●
Operating expenses of £187 million benefited from lower conduct and litigation charges together with the non-repeat of Q4 2014 charges in relation to the UK bank levy, partially offset by higher property costs.

●	Assets under management increased by £0.9 billion, benefiting from positive market and exchange rate movements.

Note:
(1)
The business transfer included: Q1 2015: £38 million total income and £20 million total expenses, £2.4 billion net loans and advances, £6.2 billion deposits and £1.5 billion RWAs. Q4 2014: £42 million total income and £29 million total expenses including impairments, £2.6 billion net loans and advances, £6.5 billion deposits and £1.4 billion RWAs. Q1 2014: £33 million total income and £25 million total expenses, £2.6 billion net loans and advances, £6.7 billion deposit and £1.4 billion RWAs. Comparatives have not been restated.

Segment performance

Q1 2015 compared with Q4 2014 (continued)

Corporate & Institutional Banking
●
The new Corporate & Institutional Banking (CIB) leadership team has commenced implementation of its plan, announced on 26 February 2015, to create a simpler, more focused CIB. Following the announcement a substantial majority of customers have been reached by our customer contact programme. This programme explained our core product offering to go-forward customers and reassured others that we will continue to treat them fairly and honour our commitments.

●
Operating loss increased by £98 million to £741 million reflecting higher restructuring, litigation and conduct costs, partially offset by increased income and the impact of the net impairment releases in Q1 2015. Adjusted operating profit was £50 million, compared with a loss of £173 million in Q4 2014.

●	Total income increased by £113 million to £804 million reflecting stronger performance in Rates and Credit partly offset by lower income in Currencies.

●
Operating expenses increased by £297 million to £1,589 million and included £500 million of litigation and conduct costs, compared with £382 million in Q4 2014, and £291 million of restructuring costs, compared with £88 million in Q4 2014.

●	RWAs fell by £4.3 billion, reflecting the ongoing risk reduction.

Citizens Financial Group
●
The secondary offering of Citizens Financial Group (CFG) was successfully completed at the end of March, resulting in the sale of 155 million shares of common stock, valued at $3.7 billion. Combined with a $250 million preferred stock issuance and 10.5 million common stock share repurchase in early April, RBS's ownership interest in CFG was reduced to 40.8%.

●
Operating profit increased by £80 million ($111 million), or 45% (40%), to £257 million ($389 million) due to lower total expenses and impairment losses. Excluding restructuring costs and the depreciation and amortisation change(1), operating profit was up £14 million ($12 million), or 7% (4%).

●
Total income increased by £31 million, or 4% to £797 million; on a US dollar basis total income was broadly flat with lower net interest income offset by higher non-interest income. Net interest income was impacted by two fewer days in the quarter and increased senior debt and deposit costs offset by an increase in loans and a reduction in pay-fixed swap costs. Seasonally lower non-interest income was offset by higher gains on the sale of mortgage loans and securities gains.

●
Operating expenses, excluding restructuring costs and the depreciation and amortisation change, increased by £26 million, or 5% to £547 million. In US dollar terms operating expenses remained flat driven by good expense discipline.

●
Impairment losses decreased £9 million ($15 million), or 19% (21%), to £38 million ($58 million) as the benefit of continued improvement in asset quality, a reduction in net charge-offs and a commercial recovery was somewhat offset by the effect of loan growth.

●	Average loans and advances were up 7% (2% on a US dollar basis) driven by strength in commercial, auto, student and mortgage loans partially offset by home equity run-off.

●	Average customer deposits were up 6% (1% on a US dollar basis) given growth across all deposit categories.

Note:
(1)	Starting Q1 2015, as it is a disposal group, CFG will no longer charge depreciation and amortisation.

Segment performance

Q1 2015 compared with Q4 2014 (continued)

RBS Capital Resolution
●
Consistent with our asset management principles, the operating focus in the quarter continued to be on capital intensive positions to maximise the capital accretion benefit and ensure this was achieved in an economic manner.

●	RCR funded assets fell to £11 billion, a reduction of £4 billion, or 25%, during the quarter. The reduction was primarily achieved by disposals, supplemented by repayments.
●	RCR remains on target to reduce funded assets by 85% to £5.7 billion, by the end of 2015, a year ahead of plan.
●
Disposal activity was across all sectors, with the most notable reductions in the Corporate and Ulster Bank asset management groups and continued to benefit from a combination of market liquidity and asset demand in specific sectors.

●	RWA equivalent reduction of £6 billion to £22 billion reflects a combination of disposals and repayments partially offset by the impact of impairment releases.
●
Operating profit for the quarter was £181 million. The disposal strategy and favourable market and economic conditions resulted in impairment releases of £109 million. Other operating income of £117 million was primarily driven by disposal gains and fair value adjustments.

●	The net effect of the operating profit of £181 million and RWA equivalent reduction of £6 billion(1) was CET1 accretion of £0.7 billion in the quarter.

Note:
(1)	Capital equivalent: £0.6 billion at an internal CET1 ratio of 10%.

Central items
●
Central items not allocated represented a charge of £211 million in the quarter compared with a charge of £622 million in Q4 2014. The change reflects lower Treasury funding costs, including volatile items under IFRS, which was a £108 million charge in the quarter versus £323 million in the previous quarter. In addition, Q4 2014 included a £247 million write-down of previously capitalised software expenditure.

Q1 2015 compared with Q1 2014

UK Personal & Business Banking
●
Operating profit decreased by £162 million to £348 million reflecting higher conduct costs of £354 million. Adjusted operating profit increased by £232 million to £732 million with lower impairments and improvements in efficiency partly offset by lower income.

●
Total income declined by £11 million to £1,452 million with lower asset income as the personal unsecured book continued to contract, and with lower fee income driven by lower packaged account, investment advice and credit card income. This was only partly offset by improvements in deposit income.

●
Operating expenses increased by £265 million to £1,130 million driven by additional conduct and restructuring costs of £384 million partly offset by continued improvements in underlying efficiency and non-repeat of technology write-off.

●
Net impairment releases totalled £26 million compared with a net impairment charge of £88 million in Q1 2014 reflecting continued improvements in asset quality and portfolio provision releases particularly in business banking.

●
Gross new mortgage lending totalled £3.7 billion in the quarter supporting net mortgage growth of 3% to £103.6 billion. New mortgage applications accelerated towards the end of the quarter with volume in March up 10% year on year. Deposits grew by 2% to £148 billion.

●	RWAs were 12% lower at £43 billion as asset quality continued to improve.

Segment performance

Q1 2015 compared with Q1 2014 (continued)

Ulster Bank
●	A significant weakening in the euro relative to sterling during Q1 2015 had a material impact on Ulster Bank's financial comparisons with prior periods.

●
Operating profit increased by £42 million to £51 million in Q1 2015, benefiting from the absence of net impairment losses supported by an enhanced collections performance and improved economic metrics. Adjusted operating profit was £50 million compared with £11 million in Q1 2014.

●
Total income decreased by £11 million to £190 million as a result of the weakening of the euro. Excluding the impact of the exchange rate movement total income increased by £5 million reflecting a continued improvement in deposit margins, stable loan product pricing and growth in new lending volumes. Net interest margin declined by 34 basis points reflecting a lower return on free funds coupled with a significant increase in the bank's low yielding liquid asset portfolio.

●
Operating expenses decreased by £6 million to £139 million as a result of the weakening of the euro. Excluding the impact of the exchange rate movement, operating expenses increased by £1 million with higher pension charges and an investment in technology and operational improvements largely offset by savings from lower staff numbers and a reduced property footprint.

●
Excluding the impact of exchange rate movements, net loans and advances to customers and customer deposit balances were broadly stable. New lending activity has continued to increase with mortgage drawdowns up 55% versus Q1 2014, reflecting the improvement in macro economic conditions.

●	RWAs declined by £6.3 billion to £22.4 billion reflecting further improvements in credit metrics coupled with the impact of exchange rate movements.

Commercial Banking
●	Comparisons are affected by the transfer of the Private Banking RBSI business to Commercial Banking on 1 January 2015(1).

●	Operating profit was £412 million compared with £321 million reflecting lower impairments, continued focus on costs, lower headcount and the transfer of the Private Banking RBSI business.

●
Total income was £822 million (including £38 million transferred from Private Banking) and benefited from deposit margin expansion. Q1 2014 results included Commercial Cards revenues, which were transferred to UK Personal & Business Banking in August 2014.

●
Operating expenses in Q1 2015 were flat compared with Q1 2014, with the impact of continued focus on discretionary cost saving and lower headcount offset by costs transferred from the Private Banking RBSI business.

●	The net impairment loss of £1 million included a reduction in individual and collective charges, down £26 million, and a net latent release in Q1 2015 of £13 million.

Note:
(1)
The business transfer included: Q1 2015: £38 million total income and £20 million total expenses, £2.4 billion net loans and advances, £6.2 billion deposits and £1.5 billion RWAs. Q4 2014: £42 million total income and £29 million total expenses including impairments, £2.6 billion net loans and advances, £6.5 billion deposits and £1.4 billion RWAs. Q1 2014: £33 million total income and £25 million total expenses, £2.6 billion net loans and advances, £6.7 billion deposit and £1.4 billion RWAs. Comparatives have not been restated.

Segment performance

Q1 2015 compared with Q1 2014 (continued)

Private Banking
●	Comparisons are affected by the transfer of the Private Banking RBSI business to Commercial Banking on 1 January 2015(1).

●
Operating profit was £28 million and was adversely affected by the maturity of higher interest rate hedges in December 2014 and lower investment and transactional income reflecting repricing of investment products and lower customer activity. Q1 2014 included £33 million of income and £25 million of expenses relating to the business transferred to Commercial Banking.

●	Assets under management increased by £0.7 billion, benefiting from positive market and exchange rate movements.

Corporate & Institutional Banking
●
Operating loss totalled £741 million, compared with a profit of £333 million in Q1 2014. This reflected lower income and higher restructuring, litigation and conduct costs, partially offset by lower adjusted expenses. Adjusted operating profit was £50 million, compared with a profit of £372 million in Q1 2014.

●
Total income declined by £547 million to £804 million. This reflected the reduction in resources deployed, most notably in Credit which included the US asset-backed products business. Currencies initially incurred losses following the removal of the Swiss franc's peg to the euro, but this was mitigated by gains from increased volatility in Currency Options. Rates also benefited from heightened volatility and from the commencement of quantitative easing by the European Central Bank.

●
Operating expenses increased by £577 million to £1,589 million and included £500 million of litigation and conduct costs, compared with nil in Q1 2014, and £291 million of restructuring costs, compared with £39 million in Q1 2014. Adjusted expenses fell by 18% reflecting the ongoing drive to reduce costs and simplify the business.

●	Net impairment releases totalled £44 million in Q1 2015 and were driven by a write-back of latent loss provisions, partially offset by a single name impairment.
●
RWAs fell by £37 billion, reflecting the commitment throughout 2014, reinforced by the announcement in February 2015, to reduce the scale of CIB. The wind-down of US asset-backed products, in particular, generated a reduction of £13 billion.

Citizens Financial Group
●
Total income was up £80 million ($19 million), or 11% (2%), from Q1 2014 despite an estimated £15 million ($25 million) reduction related to the Illinois franchise sale in Q2 2014 and an £11 million ($17 million) reduction in securities gains. Net interest income improvement was driven by the benefit of earning asset growth and a reduction in pay-fixed swap costs partially offset by continued pressure from the relatively persistent low rate environment on loan yields and mix and higher borrowing costs related to debt issuances.

●
Operating expenses, excluding restructuring costs and the depreciation and amortisation change, increased by £47 million, or 9%, to £547 million. In US dollar terms operating expenses were broadly flat. Q1 2014 included incentive reversals for prior year plans. This was offset by a decrease related to the Illinois divestiture.

Note:
(1)
The business transfer included: Q1 2015: £38 million total income and £20 million total expenses, £2.4 billion net loans and advances, £6.2 billion deposits and £1.5 billion RWAs. Q4 2014: £42 million total income and £29 million total expenses including impairments, £2.6 billion net loans and advances, £6.5 billion deposits and £1.4 billion RWAs. Q1 2014: £33 million total income and £25 million total expenses, £2.6 billion net loans and advances, £6.7 billion deposit and £1.4 billion RWAs. Comparatives have not been restated.

Segment performance

Q1 2015 compared with Q1 2014 (continued)

Citizens Financial Group (continued)
●	Impairment losses decreased £35 million ($63 million), or 48% (52%), to £38 million ($58 million), reflecting improved credit quality and the effect of one large commercial recovery.

●
Average loans and advances were up 18% (8% on a US dollar basis) due to commercial loan growth and retail loan growth driven by higher auto, residential mortgage and student loans partially offset by home equity run-off.

●	Average customer deposits were up 14% (4% on a US dollar basis), given growth across all deposit categories.

RBS Capital Resolution
●	RCR funded assets have been reduced by £13 billion, or 54%, since Q1 2014, driven by disposals and repayments and since inception on 1 January 2014 have reduced by £18 billion or 62%.

●	RWA equivalent decreased by £29 billion, or 57%, since Q1 2014. This primarily reflects disposals and repayments and since inception on 1 January 2014 have reduced by £43 billion or 67%.

Central items
●
Central items not allocated represented a charge of £211 million in the quarter compared with a gain of £5 million in Q1 2014. This is principally due to a charge of £27 million on the disposal of available-for-sale securities in Treasury in the quarter versus a gain of £203 million in Q1 2014.

Additional analysis of Segment performance is set out in Appendix 1.

Selected statutory financial statements

Condensed consolidated income statement for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Interest receivable	3,076	3,238	3,265
Interest payable	(873)	(856)	(1,058)

Net interest income	2,203	2,382	2,207

Fees and commissions receivable	989	1,055	1,117
Fees and commissions payable	(177)	(204)	(231)
Income from trading activities	330	(403)	922
Gain on redemption of own debt	-	-	20
Other operating income	174	135	651

Non-interest income	1,316	583	2,479

Total income	3,519	2,965	4,686

Staff costs	(1,325)	(1,325)	(1,439)
Premises and equipment	(419)	(480)	(580)
Other administrative expenses	(1,339)	(1,999)	(577)
Depreciation, amortisation and write downs	(512)	(203)	(229)
Write down of goodwill and other intangible assets	-	(311)	(82)

Operating expenses	(3,595)	(4,318)	(2,907)

(Loss)/profit before impairment losses	(76)	(1,353)	1,779
Impairment releases/(losses)	129	670	(289)

Operating profit/(loss) before tax	53	(683)	1,490
Tax charge	(193)	(1,040)	(314)

(Loss)/profit from continuing operations	(140)	(1,723)	1,176

(Loss)/profit from discontinued operations, net of tax
- Citizens (1)	(320)	(3,885)	104
- Other	4	3	9

(Loss)/profit from discontinued operations, net of tax	(316)	(3,882)	113

(Loss)/profit for the period	(456)	(5,605)	1,289
Non-controlling interests	84	(71)	(19)
Preference share and other dividends	(74)	(115)	(75)

(Loss)/profit attributable to ordinary and B shareholders	(446)	(5,791)	1,195

Loss per ordinary and equivalent B share (EPS) (2)
Basic and diluted EPS from continuing and discontinued operations	(3.9p)	(50.7p)	-
Basic and diluted EPS from continuing operations	(2.1p)	(16.2p)	-

Notes:
(1)
Included within Citizens discontinued operations are the results of the reportable operating segment Citizens Financial Group (CFG), the loss on transfer of CFG to disposal groups, subsequent fair value remeasurements related to Citizens, and certain Citizens related activities in Central items and related one-off and other items.

(2)	Q1 2014 earnings were all attributable to the DAS.

Selected statutory financial statements

Condensed consolidated statement of comprehensive income
for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

(Loss)/profit for the period	(456)	(5,605)	1,289

Items that do not qualify for reclassification
Actuarial losses on defined benefit plans	-	(108)	-
Tax	-	(36)	-

	-	(144)	-

Items that do qualify for reclassification
Available-for-sale financial assets	202	199	264
Cash flow hedges	124	958	295
Currency translation	11	424	(135)
Tax	(102)	(264)	(88)

	235	1,317	336

Other comprehensive income after tax	235	1,173	336

Total comprehensive (loss)/income for the period	(221)	(4,432)	1,625

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	47	204	24
Preference shareholders	70	99	65
Paid-in equity holders	4	16	10
Dividend access share	-	320	-
Ordinary and B shareholders	(342)	(5,071)	1,526

	(221)	(4,432)	1,625

Key points
●	The movement in available-for-sale financial assets during the quarter reflects realised losses on available-for-sale bonds.

●	Cash flow hedging gains in the quarter largely results from decreases in Sterling swap rates across the maturity profile of the portfolio.

●	Currency translation gains in the quarter are principally due to the strengthening of the dollar against sterling, mostly offset by the impact of the weakening of the Euro against sterling.

Selected statutory financial statements

Condensed consolidated balance sheet at 31 March 2015

	31 March	31 December
	2015	2014
	£m	£m

Assets
Cash and balances at central banks	75,521	74,872
Net loans and advances to banks	25,002	23,027
Reverse repurchase agreements and stock borrowing	16,071	20,708
Loans and advances to banks	41,073	43,735
Net loans and advances to customers	333,173	334,251
Reverse repurchase agreements and stock borrowing	53,329	43,987
Loans and advances to customers	386,502	378,238
Debt securities	79,232	86,649
Equity shares	6,325	5,635
Settlement balances	11,341	4,667
Derivatives	390,565	353,590
Intangible assets	7,619	7,781
Property, plant and equipment	5,336	6,167
Deferred tax	1,430	1,540
Prepayments, accrued income and other assets	5,995	5,878
Assets of disposal groups	93,673	82,011

Total assets	1,104,612	1,050,763

Liabilities
Bank deposits	37,235	35,806
Repurchase agreements and stock lending	27,997	24,859
Deposits by banks	65,232	60,665
Customer deposits	349,289	354,288
Repurchase agreements and stock lending	41,386	37,351
Customer accounts	390,675	391,639
Debt securities in issue	45,855	50,280
Settlement balances	11,083	4,503
Short positions	19,716	23,029
Derivatives	386,056	349,805
Accruals, deferred income and other liabilities	14,242	13,346
Retirement benefit liabilities	1,843	2,579
Deferred tax	381	500
Subordinated liabilities	22,004	22,905
Liabilities of disposal groups	85,244	71,320

Total liabilities	1,042,331	990,571

Equity
Non-controlling interests	5,473	2,946
Owners' equity*
Called up share capital	6,925	6,877
Reserves	49,883	50,369

Total equity	62,281	60,192

Total liabilities and equity	1,104,612	1,050,763

* Owners' equity attributable to:
Ordinary and B shareholders	51,861	52,149
Other equity owners	4,947	5,097

	56,808	57,246

Contingent liabilities and commitments	237,087	241,186

Selected statutory financial statements

Condensed consolidated statement of changes in equity for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Called-up share capital
At beginning of period	6,877	6,832	6,714
Ordinary shares issued	48	45	38

At end of period	6,925	6,877	6,752

Paid-in equity
At beginning of period	784	979	979
Reclassification (1)	(150)	(195)	-

At end of period	634	784	979

Share premium account
At beginning of period	25,052	24,934	24,667
Ordinary shares issued	112	118	93

At end of period	25,164	25,052	24,760

Merger reserve
At beginning and end of period	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	299	172	(308)
Unrealised gains	39	173	433
Realised losses/(gains)	106	(19)	(218)
Tax	(26)	(27)	(5)
Recycled to profit or loss on disposal of businesses (2)	-	-	36
Transfer to retained earnings	(47)	-	-

At end of period	371	299	(62)

Cash flow hedging reserve
At beginning of period	1,029	291	(84)
Amount recognised in equity	498	1,328	653
Amount transferred from equity to earnings	(386)	(370)	(358)
Tax	(41)	(220)	(70)
Transferred to retained earnings	9	-	-

At end of period	1,109	1,029	141

Foreign exchange reserve
At beginning of period	3,483	3,173	3,691
Retranslation of net assets	494	209	(170)
Foreign currency (losses)/gains on hedges of net assets	(566)	114	32
Tax	(14)	(4)	(2)
Transfer to retained earnings	(618)	(9)	-

At end of period	2,779	3,483	3,551

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131

Notes:
(1)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust IV in January 2015 and RBS Capital Trust III in December 2014.
(2)	Net of tax - £11 million in the quarter ended 31 March 2014.
(3)	Relating to the secondary offering of Citizens Financial Group in March 2015.

Selected statutory financial statements

Condensed consolidated statement of changes in equity for the period ended 31 March 2015

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Retained earnings
At beginning of period	(2,518)	3,493	867
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(161)	(1,741)	1,164
- discontinued operations	(211)	(3,935)	106
Equity preference dividends paid	(70)	(99)	(65)
Paid-in equity dividends paid, net of tax	(4)	(16)	(10)
Transfer from available-for-sale reserve	47	-	-
Transfer from cash flow hedging reserve	(9)	-	-
Transfer from foreign exchange reserve	618	9	-
Cost of placing CFG equity	(29)	-	-
Actuarial losses recognised in retirement benefit schemes
- gross	-	(108)	-
- tax	-	(36)	-
Loss on disposal of own shares held	-	(8)	-
Shares issued under employee share schemes	(56)	(50)	(36)
Share-based payments
- gross	4	3	(39)
- tax	-	3	(1)
Reclassification of paid-in equity	(27)	(33)	-

At end of period	(2,416)	(2,518)	1,986

Own shares held
At beginning of period	(113)	(136)	(137)
Disposal of own shares	2	-	-
Shares issued under employee share schemes	-	23	1

At end of period	(111)	(113)	(136)

Owners' equity at end of period	56,808	57,246	60,324

Non-controlling interests
At beginning of period	2,946	2,747	473
Currency translation adjustments and other movements	83	101	3
Profit/(loss) attributable to non-controlling interests
- continuing operations	21	18	12
- discontinued operations	(105)	53	7
Dividends paid	(11)	(4)	-
Movements in available-for-sale securities
- unrealised gains/(losses)	57	42	(1)
- realised losses	-	3	3
- tax	(21)	(13)	-
Movements in cash flow hedging reserve
- amount recognised in equity	12	18	-
- amounts transferred from equity to earnings	-	(18)	-
Equity withdrawn and disposals	-	(1)	-
Equity raised (3)	2,491	-	115

At end of period	5,473	2,946	612

Total equity at end of period	62,281	60,192	60,936

Total equity is attributable to:
Non-controlling interests	5,473	2,946	612
Preference shareholders	4,313	4,313	4,313
Paid-in equity holders	634	784	979
Ordinary and B shareholders	51,861	52,149	55,032

	62,281	60,192	60,936

For the notes to this table refer to page 29.

Notes

1. Basis of preparation
The condensed consolidated financial statements should be read in conjunction with RBS's 2014 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies
There have been no significant changes to RBS's principal accounting policies as set out on pages 349 to 357 of the 2014 Annual Report and Accounts. Amendments to IFRSs effective for 2015 have not had a material effect on RBS's Q1 2015 results.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of RBS's financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 357 to 359 of RBS's 2014 Annual Report and Accounts.

Going concern
Having reviewed RBS's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the quarter ended 31 March 2015 have been prepared on a going concern basis.

Restatements
Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities from that date have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation; comparatives for the quarter ended 31 March 2014 have been restated.

2. Citizens Financial Group
In March 2015 RBS sold 155.25 million shares in CFG (28.4% of CFG's common stock) for proceeds of £2.5 billion reducing its interest in CFG to 41.9%. Transaction costs of £29 million were taken to owners' equity.
As required by IFRS 10 Consolidated Financial Statements, RBS continues to consolidate CFG despite no longer holding a majority of voting rights. Given the significance of its voting interest and the dispersion of other shareholdings, RBS is deemed under IFRS 10 to have 'de facto' control.
CFG, as a disposal group, is measured at the lower of carrying value and fair value less costs to sell. At 31 March 2015 CFG was recorded at its fair value less costs to sell of £8.3 billion (101% of CFG's IFRS net tangible assets). The net loss of £320 million in Q1 2015 discontinued operations attributable to CFG comprised profit after tax for the period of £187 million less a write down to fair value less costs to sell of £507 million.

Notes

3. Income

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Loans and advances to customers	2,902	3,086	3,063
Loans and advances to banks	105	72	95
Debt securities	69	80	107

Interest receivable	3,076	3,238	3,265

Customer accounts	390	392	490
Deposits by banks	13	10	35
Debt securities in issue	211	217	287
Subordinated liabilities	226	225	210
Internal funding of trading businesses	33	12	36

Interest payable	873	856	1,058

Net interest income	2,203	2,382	2,207

Fees and commissions receivable
- payment services	231	241	250
- credit and debit card fees	181	215	213
- lending (credit facilities)	269	281	311
- brokerage	90	78	85
- investment management	82	96	102
- trade finance	64	75	60
- other	72	69	96

Fees and commissions receivable	989	1,055	1,117
Fees and commissions payable	(177)	(204)	(231)

Net fees and commissions	812	851	886

Foreign exchange	171	281	211
Interest rate	101	(300)	225
Credit	36	(249)	356
Own credit adjustments	95	(84)	95
Other	(73)	(51)	35

Income from trading activities (1)	330	(403)	922

Gain on redemption of own debt	-	-	20

Operating lease and other rental income	72	104	91
Own credit adjustments	25	(60)	44
Changes in the fair value of FVTPL financial assets and liabilities and
related derivatives	80	13	20
Changes in fair value of investment properties	(4)	12	(12)
(Loss)/profit on sale of:
- securities	(29)	14	196
- property, plant and equipment	13	74	24
- subsidiaries and associated undertakings	(62)	(2)	192
Dividend income	42	10	8
Share of profits less losses of associated undertakings	34	40	27
Other income	3	(70)	61

Other operating income	174	135	651

Total non-interest income	1,316	583	2,479

Total income	3,519	2,965	4,686

Note:
(1)
The analysis of income from trading activities is based on how the business is organised and the underlying risks managed. Income from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income, dividends and the related hedging and funding costs in the trading book. Other includes equities & commodities.

Notes

4. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	FX	Other
			customer	investigations/	regulatory		Property
	PPI	IRHP	redress	litigation	provisions	Litigation	and other	Total
	£m	£m	£m (1)	£m	£m	£m	£m	£m

At 1 January 2015	799	424	580	320	183	1,805	663	4,774
Transfer	-	-	-	50	(50)	-	-	-
Currency translation and other
movements	-	-	2	-	3	86	7	98
Charge to income statement (2)	100	-	257	334	-	176	76	943
Releases to income statement (2)	-	-	-	-	-	(4)	(56)	(60)
Provisions utilised	(110)	(103)	(50)	-	-	(11)	(87)	(361)

At 31 March 2015	789	321	789	704	136	2,052	603	5,394

Notes:
(1)	Closing provision primarily relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. RBS will continue to monitor the position closely and refresh its assumptions.

5. Litigation, investigations and reviews
Except for the developments noted below, there have been no material changes to litigation, investigations and reviews as disclosed in the Report and Accounts for the year ended 31 December 2014.

Litigation

Shareholder litigation (US)
RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed, but on 15 April 2015, the United States Court of Appeals for the Second Circuit affirmed the lower court's dismissal of the plaintiffs' claims.

Notes

5. Litigation, investigations and reviews (continued)

Investigations and reviews

LIBOR and other trading rates
In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. On 17 April 2015, following expiry of the DPA, the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA. On 21 April 2015, the U.S. District Court in Connecticut granted the motion and ordered the charges dismissed; as result, the DPA is of no further effect.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in the bank's Foreign Exchange businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on 19 November 2014.

As previously disclosed, RBS remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank's Foreign Exchange business within its CIB segment. These include advanced settlement discussions regarding the criminal investigation being conducted by the DOJ and with certain other financial regulatory authorities and RBS expects that it will incur financial penalties in conjunction with any such settlements. The timing and final amounts of any settlements and related litigation risks and consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

6. Recent developments
Sale of part of Citizens Financial Group Inc. stake
On 6 April 2015, CFG completed a private offering of $250 million, or 250,000 shares of its 5.500% fixed-to-floating rate non-cumulative perpetual Series A preferred stock, liquidation preference $1,000 per share. The net proceeds of the offering were used to fund the repurchase of 10.5 million shares of CFG's common stock on 7 April 2015 at a price of $23.86 per share. Following the repurchase, RBS's interest in CFG has reduced to 40.8%.

Notes

6. Recent developments (continued)

Further sale of North American loan portfolio to Mizuho
On 27 April 2015, RBS entered into a definitive agreement with Mizuho Bank, Ltd. ("Mizuho"), a wholly-owned subsidiary of the Mizuho Financial Group, for the sale of a further portfolio of corporate loan commitments. This transaction follows the announcement on 26 February 2015 of a sale to Mizuho of a portfolio of US and Canadian loan commitments.
This additional portfolio sold to Mizuho comprises $5.6 billion of loan commitments, including $0.5 billion of drawn assets as of 28 February 2015, and generated a profit after tax in the region of approximately $20 million in the year to 31 December 2014. The cash consideration will be approximately $0.5 billion, generating a loss on disposal, net of unamortised fees, of around $30 million (£20 million). Final cash consideration and loss will depend upon settlement date portfolio balances. Sale proceeds will be used for general corporate purposes. The transaction is expected to be substantially complete by the end of Q3 2015. The original transaction announced on 26 February 2015 remains on track and is subject to progressive closing as customer and agent banks' consents are obtained. Together with the announced sale to Mizuho in late February, approximately two thirds of our North American corporate loan portfolio and associated commitments identified for exit have now been disposed of.

7. Exchange rates
The following table shows the principal exchange rates:

£1 = €	Quarter average	Period end
31 March 2015	1.345	1.382
31 December 2014	1.268	1.285
31 March 2014	1.208	1.210

£1 = $	Quarter average	Period end
31 March 2015	1.514	1.485
31 December 2014	1.582	1.562
31 March 2014	1.655	1.668

8. Post balance sheet events
There have been no significant events between 31 March 2015 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Appendix 1

Additional
segment information

Appendix 1 - UK Personal & Business Banking

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	1,143	1,209	1,124

Net fees and commissions	294	315	333
Other non-interest income	15	8	6

Non-interest income	309	323	339

Total income	1,452	1,532	1,463

Direct expenses
- staff costs	(216)	(220)	(224)
- other costs	(70)	(82)	(127)
Indirect expenses	(460)	(564)	(524)
Restructuring costs
- direct	-	(2)	-
- indirect	(30)	(16)	10
Litigation and conduct costs	(354)	(650)	-

Operating expenses	(1,130)	(1,534)	(865)

Profit/(loss) before impairment losses	322	(2)	598
Impairment releases/(losses)	26	(41)	(88)

Operating profit/(loss)	348	(43)	510

Operating profit - adjusted (1)	732	625	500

Analysis of income by product
Personal advances	216	222	235
Personal deposits	190	210	142
Mortgages	617	656	638
Cards	175	169	198
Business banking	269	270	245
Other	(15)	5	5

Total income	1,452	1,532	1,463

Analysis of impairments by sector
Personal advances	35	36	39
Mortgages	(2)	(23)	1
Business banking	(66)	3	29
Cards	7	25	19

Total impairment (releases)/losses	(26)	41	88

Performance ratios
Return on equity (2)	15.4%	(3.5%)	22.0%
Return on equity - adjusted (1,2)	34.3%	29.6%	21.6%
Net interest margin	3.61%	3.74%	3.61%
Cost:income ratio	78%	100%	59%
Cost:income ratio - adjusted (1)	51%	57%	60%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Funded assets	134.6	134.3	132.8
Total assets	134.6	134.3	132.8
Net loans and advances to customers	127.4	127.2	125.5
Risk elements in lending	3.6	3.8	4.5
Impairment provisions	(2.4)	(2.6)	(2.9)
Customer deposits	148.0	148.7	144.6
Risk-weighted assets (3)	42.6	42.8	48.5

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(3)	RWAs on an end-point CRR basis.
(4)	International Private Banking business reclassified to disposal groups.

Appendix 1 - Ulster Bank

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	133	150	154

Net fees and commissions	33	38	32
Other non-interest income	24	16	15

Non-interest income	57	54	47

Total income	190	204	201

Direct expenses
- staff costs	(60)	(65)	(63)
- other costs	(17)	(19)	(17)
Indirect expenses	(63)	(78)	(63)
Restructuring costs
- indirect	1	4	(2)
Litigation and conduct costs	-	19	-

Operating expenses	(139)	(139)	(145)

Profit before impairment losses	51	65	56
Impairment releases/(losses)	-	104	(47)

Operating profit	51	169	9

Operating profit - adjusted (1)	50	146	11

Average exchange rate	1.345	1.268	1.208

Analysis of income by product
Corporate	50	69	69
Retail	109	100	90
Other	31	35	42

Total income	190	204	201

Analysis of impairments by sector
Mortgages	(13)	(39)	19
Commercial real estate
- investment	1	(7)	8
- development	-	4	(3)
Other corporate	12	(64)	17
Other lending	-	2	6

Total impairment (releases)/losses	-	(104)	47

Performance ratios
Return on equity (2)	6.2%	20.2%	1.0%
Return on equity - adjusted (1,2)	6.1%	17.5%	1.2%
Net interest margin	1.95%	2.14%	2.29%
Cost:income ratio	73%	68%	72%
Cost:income ratio - adjusted (1)	74%	79%	71%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Funded assets	26.5	27.5	26.0
Total assets	26.6	27.6	26.2
Net loans and advances to customers	20.5	22.0	23.2
Risk elements in lending	4.4	4.8	4.7
Impairment provisions	(2.5)	(2.7)	(3.4)
Customer deposits	19.2	20.6	21.1
Risk-weighted assets	22.4	23.8	28.7
Spot exchange rate	1.382	1.285	1.210

For the notes to this table refer to page 1.

Appendix 1 - Commercial Banking

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	546	521	488

Net fees and commissions	207	217	221
Other non-interest income	69	93	61

Non-interest income	276	310	282

Total income	822	831	770

Direct expenses
- staff costs	(129)	(118)	(133)
- other costs	(54)	(73)	(62)
Indirect expenses	(225)	(284)	(213)
Restructuring costs
- indirect	(1)	(13)	(1)
Litigation and conduct costs	-	(62)	-

Operating expenses	(409)	(550)	(409)

Profit before impairment losses	413	281	361
Impairment losses	(1)	(33)	(40)

Operating profit	412	248	321

Operating profit - adjusted (1)	413	323	322

Analysis of income by business
Commercial lending	449	477	446
Deposits	116	105	72
Asset and invoice finance	178	186	180
Other	79	63	72

Total income	822	831	770

Analysis of impairments by sector
Commercial real estate	(2)	5	11
Asset and invoice finance	1	7	2
Private sector services (education, health, etc)	3	-	(10)
Banks & financial institutions	-	-	2
Wholesale and retail trade repairs	(2)	4	12
Hotels and restaurants	(3)	6	3
Manufacturing	1	1	3
Construction	-	1	2
Other	3	9	15

Total impairment losses	1	33	40

Performance ratios
Return on equity (2)	11.9%	6.8%	9.7%
Return on equity - adjusted (1,2)	11.9%	9.2%	9.7%
Net interest margin	2.87%	2.77%	2.68%
Cost:income ratio	50%	66%	53%
Cost:income ratio - adjusted (1)	50%	57%	53%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Funded assets	93.3	89.4	89.6
Total assets	93.3	89.4	89.6
Net loans and advances to customers	88.8	85.1	84.9
Risk elements in lending	2.4	2.5	3.4
Impairment provisions	(0.9)	(1.0)	(1.3)
Customer deposits	99.0	86.8	87.6
Risk-weighted assets (3)	65.5	64.0	63.5
For the notes to this table refer to page 1.

Appendix 1 - Private Banking

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income	128	175	170

Net fees and commissions	75	78	88
Other non-interest income	11	14	15

Non-interest income	86	92	103

Total income	214	267	273

Direct expenses
- staff costs	(76)	(75)	(76)
- other costs	(12)	(21)	(15)
Indirect expenses	(98)	(132)	(108)
Restructuring costs
- direct	-	(6)	-
- indirect	1	(2)	-
Litigation and conduct costs	(2)	(90)	-

Operating expenses	(187)	(326)	(199)

Profit/(loss) before impairment losses	27	(59)	74
Impairment releases	1	-	1

Operating profit/(loss)	28	(59)	75

Operating profit - adjusted (1)	29	39	75

Of which: international private banking activities (4)

Total income	51	54	57
Operating expenses	(44)	(51)	(44)
Operating profit	7	3	13

Analysis of income by business
Investments	39	42	45
Banking	175	225	228

Total income	214	267	273

Performance ratios
Return on equity (2)	4.4%	(12.9%)	13.4%
Return on equity - adjusted (1,2)	4.6%	6.2%	13.4%
Net interest margin	3.25%	3.74%	3.70%
Cost:income ratio	87%	122%	73%
Cost:income ratio - adjusted (1)	87%	85%	73%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Funded assets	17.8	20.4	21.1
Total assets	17.9	20.5	21.2
Net loans and advances to customers	14.0	16.5	16.7
Assets under management	29.2	28.3	28.5
Risk elements in lending	0.1	0.2	0.3
Impairment provisions	(0.1)	(0.1)	(0.1)
Customer deposits	29.6	36.1	36.6
Risk-weighted assets (3)	10.2	11.5	12.0

Of which: international private banking activities (4)

Net loans and advances to customers	3.0	3.1	3.3
Assets under management	13.7	13.4	13.7
Customer deposits	7.5	7.3	7.8
Risk-weighted assets (3)	2.9	2.7	3.4

For the notes to this table refer to page 1.

Appendix 1 - Corporate & Institutional Banking

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	£m	£m	£m

Net interest income from banking activities	202	222	179

Net fees and commissions	235	219	243
Income from trading activities	309	212	885
Other operating income	58	38	44

Non-interest income	602	469	1,172

Total income	804	691	1,351

Direct expenses
- staff costs	(180)	(63)	(270)
- other costs	(78)	(100)	(110)
Indirect expenses	(540)	(659)	(593)
Restructuring costs
- direct	(16)	(49)	(13)
- indirect	(275)	(39)	(26)
Litigation and conduct costs	(500)	(382)	-

Operating expenses	(1,589)	(1,292)	(1,012)

(Loss)/profit before impairment losses	(785)	(601)	339
Impairment releases/(losses)	44	(42)	(6)

Operating (loss)/profit	(741)	(643)	333

Operating profit/(loss) - adjusted (1)	50	(173)	372

Analysis of income by product
Rates	217	79	359
Currencies	143	210	192
Credit	235	116	465
Global Transaction Services	189	190	207
Portfolio	151	171	162

Total (excluding revenue share and run-off businesses)	935	766	1,385
Inter-segment revenue share	(54)	(59)	(60)
Run-off businesses	(77)	(16)	26

Total income	804	691	1,351

Performance ratios
Return on equity (2)	(17.1%)	(13.8%)	4.4%
Return on equity - adjusted (1,2)	(0.4%)	(4.8%)	5.0%
Net interest margin	1.12%	1.11%	0.85%
Cost:income ratio	198%	187%	75%
Cost:income ratio - adjusted (1)	99%	119%	72%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	£bn	£bn	£bn

Funded assets	248.4	241.1	286.6
Total assets	623.8	577.2	547.0
Reverse repos	68.4	61.6	78.1
Net loans and advances to customers	76.7	72.8	70.5
Net loans and advances to banks	18.5	16.9	20.0
Securities	48.2	57.0	75.0
Risk-weighted assets (3)
- credit risk
- non-counterparty	49.8	51.3	59.0
- counterparty	26.1	25.1	34.0
- market risk	18.4	18.9	35.3
- operational risk	8.5	11.8	11.9

	102.8	107.1	140.2
For the notes to this table refer to page 1.

Appendix 1 - Citizens Financial Group (US dollar)

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
Income statement	$m	$m	$m

Net interest income	837	846	809

Net fees and commissions	272	293	279
Other non-interest income	97	69	99

Non-interest income	369	362	378

Total income	1,206	1,208	1,187

Direct expenses
- staff costs	(436)	(417)	(416)
- other costs	(313)	(408)	(412)
Restructuring costs	(10)	(32)	-

Operating expenses	(759)	(857)	(828)

Profit before impairment losses	447	351	359
Impairment losses	(58)	(73)	(121)

Operating profit	389	278	238

Operating profit - adjusted (1)	399	310	238

Average exchange rate - US$/£	1.514	1.582	1.655

Performance ratios
Return on equity (2)	7.2%	5.3%	4.7%
Return on equity - adjusted (1,2)	7.4%	5.9%	4.7%
Net interest margin	2.83%	2.86%	2.94%
Cost:income ratio	63%	71%	70%
Cost:income ratio - adjusted (1)	62%	68%	70%

	31 March	31 December	31 March
	2015	2014	2014
Capital and balance sheet	$bn	$bn	$bn

Funded assets	135.6	132.0	126.2
Total assets	136.3	132.6	126.8
Net loans and advances to customers	94.1	93.1	87.9
Risk elements in lending	2.0	2.1	2.2
Impairment provisions	(0.8)	(0.8)	(0.9)
Customer deposits (excluding repos)	97.7	94.6	91.6
Risk-weighted assets (3)	106.9	106.8	102.2

Spot exchange rate	1.485	1.562	1.668
For the notes to this table refer to page 1.

Appendix 1 - RBS Capital Resolution

RCR is managed and analysed in four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Quarter ended
	31 March	31 December	31 March
	2015	2014	2014
	£m	£m	£m

Income statement
Net interest income	(8)	(17)	(5)

Net fees and commissions	3	15	14
Income from trading activities (1)	8	(207)	16
Other operating income (1)	117	24	48

Non-interest income	128	(168)	78

Total income	120	(185)	73

Direct expenses
- staff costs	(25)	(41)	(38)
- other costs	(6)	(29)	(18)
Indirect expenses	(17)	(25)	(23)
Restructuring costs	-	(3)	-

Operating expenses	(48)	(98)	(79)

Profit/(loss) before impairment losses	72	(283)	(6)
Impairment releases/(losses) (1)	109	681	(108)

Operating profit/(loss)	181	398	(114)

Operating profit/(loss) - adjusted (2)	181	401	(114)

Total income
Ulster Bank	(17)	8	(13)
Real Estate Finance	25	59	83
Corporate	91	(75)	(2)
Markets	21	(177)	5

Total income	120	(185)	73
	`	`	`
Impairment (releases)/losses
Ulster Bank	(139)	(712)	52
Real Estate Finance	(28)	10	89
Corporate	10	10	(34)
Markets	48	11	1

Total impairment (releases)/losses	(109)	(681)	108

Loan impairment charge as % of gross loans and advances (3)
Ulster Bank	(8.6%)	(25.9%)	1.3%
Real Estate Finance	(3.2%)	1.0%	4.1%
Corporate	0.9%	0.6%	(1.5%)
Markets	(2.0%)	-	-

Total	(4.2%)	(12.6%)	1.2%

Notes:
(1)
Asset disposals contributed £119 million (Q4 2014 - £291 million; Q1 2014 - £56 million) to RCR's operating profit: impairment provision releases of £64 million (Q4 2014 - £321 million; Q1 2014 - £64 million); £19 million loss in income from trading activities (Q4 2014 - £11 million loss; Q1 2014 - £5 million loss) and £74 million gain in other operating income (Q4 2014 - £19 million loss; Q1 2014 - £3 million loss).

(2)	Excluding restructuring costs.
(3)	Includes disposal groups.

Appendix 1 - RBS Capital Resolution

	31 March	31 December	31 March
	2015	2014	2014
	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	15.1	21.9	34.0
Loan impairment provisions	(7.1)	(10.9)	(15.7)

Net loans and advances to customers	8.0	11.0	18.3

Debt securities	0.8	1.0	2.2
Funded assets	11.1	14.9	24.3
Total assets	22.8	29.0	38.8

Risk elements in lending (1)	10.2	15.4	23.0
Provision coverage (2)	70%	71%	68%
Risk-weighted assets
- Credit risk
- non-counterparty	9.7	13.6	29.6
- counterparty	3.8	4.0	5.7
- Market risk	4.1	4.4	5.2
- Operational risk	(0.4)	-	-

Total risk-weighted assets	17.2	22.0	40.5

Total RWA equivalent (3)	21.7	27.3	50.9

Gross loans and advances to customers (1)
Ulster Bank	6.5	11.0	15.5
Real Estate Finance	3.5	4.1	8.6
Corporate	4.5	6.2	9.1
Markets	0.6	0.6	0.8

	15.1	21.9	34.0

Funded assets - Ulster Bank
Commercial real estate - investment	0.7	1.2	2.4
Commercial real estate - development	0.4	0.7	0.8
Other corporate	0.4	0.7	1.2

	1.5	2.6	4.4

Funded assets - Real Estate Finance (4)
UK	2.3	2.5	4.7
Germany	0.3	0.4	1.4
Spain	0.5	0.5	0.6
Other	0.4	0.8	1.0

	3.5	4.2	7.7

Funded assets - Corporate
Structured finance	0.9	1.7	2.2
Shipping	1.5	1.8	2.0
Other	1.8	2.3	4.4

	4.2	5.8	8.6

Funded assets - Markets
Securitised products	1.5	1.8	3.0
Emerging markets	0.4	0.5	0.6

	1.9	2.3	3.6

Notes:
(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

(4)	Includes investment properties.

Appendix 1 - RBS Capital Resolution

Funded assets
	Beginning					End of
	of period	Repayments	Disposals (1)	Impairments	Other	period
Quarter ended 31 March 2015	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	2.6	-	(1.1)	0.1	(0.1)	1.5
Real Estate Finance	4.2	(0.1)	(0.5)	-	(0.1)	3.5
Corporate	5.8	(0.6)	(1.2)	-	0.2	4.2
Markets	2.3	(0.1)	(0.3)	-	-	1.9

Total	14.9	(0.8)	(3.1)	0.1	-	11.1

Risk-weighted assets
	Beginning			Risk		Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)	Impairments		period
Quarter ended 31 March 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	1.3	-	(0.4)	(0.2)	-	-	0.7
Real Estate Finance	4.7	(0.1)	(0.5)	(0.3)	-	(0.1)	3.7
Corporate	7.2	(0.3)	(1.3)	(0.9)	-	0.2	4.9
Markets	8.8	(0.2)	(0.4)	-	-	(0.3)	7.9

Total	22.0	(0.6)	(2.6)	(1.4)	-	(0.2)	17.2

Capital deductions
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Quarter ended 31 March 2015	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	258	-	(107)	13	85	(13)	236
Real Estate Finance	111	(20)	1	76	8	(18)	158
Corporate	112	(56)	(67)	41	(19)	4	15
Markets	53	(3)	(5)	(5)	-	(3)	37

Total	534	(79)	(178)	125	74	(30)	446

RWA equivalent (4)
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Quarter ended 31 March 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.9	-	(1.4)	-	0.8	(0.2)	3.1
Real Estate Finance	5.8	(0.3)	(0.4)	0.5	-	(0.3)	5.3
Corporate	8.3	(0.9)	(2.0)	(0.5)	(0.2)	0.3	5.0
Markets	9.3	(0.3)	(0.4)	-	-	(0.3)	8.3

Total	27.3	(1.5)	(4.2)	-	0.6	(0.5)	21.7

Notes:
(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.
(4)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

Appendix 1 - RBS Capital Resolution

Gross loans and advances, REIL and impairments

				Credit metrics			Quarter ended
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
31 March 2015 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	4.2	3.1	1.7	74	55	40	(54)	925
- development	4.2	3.9	3.4	93	87	81	(87)	1,621
Asset finance	2.0	0.9	0.4	45	44	20	64	37
Other corporate	4.7	2.2	1.6	47	73	34	(32)	622

Total	15.1	10.1	7.1	67	70	47	(109)	3,205

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	1.7	1.6	1.1	94	69	65	(58)	751
- development	3.6	3.5	3.2	97	91	89	(85)	1,589
Other corporate	1.2	1.2	1.0	100	83	83	4	527

Total Ulster Bank	6.5	6.3	5.3	97	84	82	(139)	2,867

Commercial Banking
Commercial real estate
- investment	1.0	0.6	0.2	60	33	20	-	36
- development	0.4	0.3	0.1	75	33	25	(3)	32
Other corporate	0.9	0.3	0.2	33	67	22	(10)	14

Total Commercial Banking	2.3	1.2	0.5	52	42	22	(13)	82

CIB
Commercial real estate
- investment	1.5	0.9	0.4	60	44	27	4	138
- development	0.2	0.1	0.1	50	100	50	1	-
Asset finance	2.0	0.9	0.4	45	44	20	64	36
Other corporate	2.6	0.7	0.4	27	57	15	(26)	82

Total CIB	6.3	2.6	1.3	41	50	21	43	256

Total	15.1	10.1	7.1	67	70	47	(109)	3,205

Of which:
UK	8.0	4.7	3.1	59	66	39	(79)	936
Europe	6.8	5.2	3.9	76	75	57	(70)	2,246
US	0.2	0.1	-	50	-	-	25	-
RoW	0.1	0.1	0.1	100	100	100	15	23

Customers	15.1	10.1	7.1	67	70	47	(109)	3,205
Banks	0.5	0.1	0.1	20	100	20	-	-

Total	15.6	10.2	7.2	65	70	46	(109)	3,205

Notes:
(1) Includes disposal groups.
(2) Impairment (releases)/losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

Appendix 2

Go-forward business profile

Appendix 2 Go-forward business profile

RBS is committed to a leaner, less volatile business based around its core franchises of PBB and CPB. To achieve this goal a number of initiatives have been announced which include, but are not limited to, the restructuring of CIB, the divestment of the remaining stake in CFG, the exit of Williams & Glyn and the continued run down of RCR. Significant progress towards these exits is expected in 2015. The following table illustrates the impact on certain key performance measures of these initiatives by showing the 'go-forward' profile of the bank and the segments, businesses and portfolios which it intends to exit. This information is presented to illustrate the strategy and its impact on the business and is on a non-statutory basis and should be read in conjunction with the notes below as well as the section titled "Forward-looking Statements".

	Go-forward business profile (pro forma)							Exit group overview (pro forma)
										International				Total
	UK	Ulster	Commercial	Private	CIB go-	Other go-	Total go-	CIB	Williams	private			Other	exit	Total
Quarter ended and as at	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	legacy (3)	& Glyn (5)	banking	Citizens	RCR	investments	group	RBS
31 March 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income	1.2	0.2	0.8	0.2	0.5	-	2.9	0.3	0.2	-	0.8	0.1	-	1.4	4.3
Total operating expenses
- adjusted (6)	(0.6)	(0.1)	(0.4)	(0.2)	(0.4)	(0.1)	(1.8)	(0.4)	(0.1)	-	(0.5)	-	-	(1.0)	(2.8)
Impairment releases	-	-	-	-	-	-	-	-	-	-	-	0.1	-	0.1	0.1
Operating profit/(loss) - adjusted (6)	0.6	0.1	0.4	-	0.1	(0.1)	1.1	(0.1)	0.1	-	0.3	0.2	-	0.5	1.6
Funded assets	115	27	93	12	184	94	525	64	20	6	87	11	1	189	714
Risk-weighted assets	32	22	66	7	47	9	183	56	11	3	72	17	7	166	349
Return on equity - adjusted (6,7)	37%	6%	12%	4%	nm	nm	13%	nm	nm	5%	7%	nm	nm	7%	10%

Notes:
(1)	Excludes Williams & Glyn.
(2)	Excludes international private banking.
(3)	The CIB results split into go-forward and capital resolution elements are based on a modelled approach pending outcomes of ongoing implementation planning and therefore is subject to change.
(4)	Other go-forward is primarily Centre, which includes the liquidity portfolio.
(5)	Does not reflect the cost base, funding and capital profile of a standalone bank.
(6)	Excludes restructuring and litigation and conduct costs.
(7)
Segmental ROE is calculated using operating profit after tax on a non-statutory basis adjusted for preference share dividends divided by average notional equity (based on 13% of average RWAe). Total RBS ROE is calculated using operating profit after tax on a non-statutory basis less preference dividends divided by average RBS tangible equity. PBB adjusted ROE - 25%; CPB adjusted ROE - 11%.

Appendix 3

Income statement reconciliations

Appendix 3 Income statement reconciliations

	Quarter ended
	31 March 2015
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,686	-	-	(610)	3,076
Interest payable	(930)	-	-	57	(873)

Net interest income	2,756	-	-	(553)	2,203

Fees and commissions receivable	1,178	-	-	(189)	989
Fees and commissions payable	(186)	-	-	9	(177)
Income from trading activities	270	95	-	(35)	330
Other operating income	313	(110)	-	(29)	174

Non-interest income	1,575	(15)	-	(244)	1,316

Total income	4,331	(15)	-	(797)	3,519

Staff costs	(1,558)	-	(55)	288	(1,325)
Premises and equipment	(487)	-	(10)	78	(419)
Other administrative expenses	(511)	-	(964)	136	(1,339)
Depreciation, amortisation and write downs	(232)	-	(280)	-	(512)
Restructuring costs	(453)	-	453	-	-
Litigation and conduct costs	(856)	-	856	-	-

Operating expenses	(4,097)	-	-	502	(3,595)

Profit/(loss) before impairment releases	234	(15)	-	(295)	(76)
Impairment releases	91	-	-	38	129

Operating profit	325	(15)	-	(257)	53
Own credit adjustments (3)	120	(120)	-	-	-
Strategic disposals	(135)	135	-	-	-
Citizens discontinued operations	(257)	-	-	257	-

Profit before tax	53	-	-	-	53
Tax charge	(193)	-	-	-	(193)

Loss from continuing operations	(140)	-	-	-	(140)

Loss from discontinued operations, net of tax
- Citizens	(320)	-	-	-	(320)
- Other	4	-	-	-	4

Loss from discontinued operations, net of tax	(316)	-	-	-	(316)

Loss for the period	(456)	-	-	-	(456)
Non-controlling interests	84	-	-	-	84
Preference share and other dividends	(74)	-	-	-	(74)

Loss attributable to ordinary and B shareholders	(446)	-	-	-	(446)
For the notes to this refer to the page 3.

Appendix 3 Income statement reconciliations

	Quarter ended
	31 December 2014
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,823	-	-	(585)	3,238
Interest payable	(908)	-	-	52	(856)

Net interest income	2,915	-	-	(533)	2,382

Fees and commissions receivable	1,247	-	-	(192)	1,055
Fees and commissions payable	(211)	-	-	7	(204)
Income from trading activities	(295)	(84)	-	(24)	(403)
Other operating income	204	(47)	-	(22)	135

Non-interest income	945	(131)	-	(231)	583

Total income	3,860	(131)	-	(764)	2,965

Staff costs	(1,455)	-	(134)	264	(1,325)
Premises and equipment	(525)	-	(31)	76	(480)
Other administrative expenses	(827)	(2)	(1,315)	145	(1,999)
Depreciation, amortisation and write downs	(250)	-	-	47	(203)
Restructuring costs	(563)	-	563	-	-
Litigation and conduct costs	(1,164)	-	1,164	-	-
Write down of goodwill and other intangible assets	(74)	-	(247)	10	(311)

Operating expenses	(4,858)	(2)	-	542	(4,318)

Loss before impairment releases	(998)	(133)	-	(222)	(1,353)
Impairment releases	623	-	-	47	670

Operating loss	(375)	(133)	-	(175)	(683)
Own credit adjustments (3)	(144)	144	-	-	-
Citizens discontinued operations	(175)	-	-	175	-
RFS Holdings minority interest	11	(11)	-	-	-

Loss before tax	(683)	-	-	-	(683)
Tax charge	(1,040)	-	-	-	(1,040)

Loss from continuing operations	(1,723)	-	-	-	(1,723)

Loss from discontinued operations, net of tax
- Citizens	(3,885)	-	-	-	(3,885)
- Other	3	-	-	-	3

Loss from discontinued operations, net of tax	(3,882)	-	-	-	(3,882)

Loss for the period	(5,605)	-	-	-	(5,605)
Non-controlling interests	(71)	-	-	-	(71)
Preference share and other dividends	(115)	-	-	-	(115)

Loss attributable to ordinary and B shareholders	(5,791)	-	-	-	(5,791)
For the notes to this table refer to the following page.

Appendix 3 Income statement reconciliations

	Quarter ended
	31 March 2014
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,799	1	-	(535)	3,265
Interest payable	(1,101)	(4)	-	47	(1,058)

Net interest income	2,698	(3)	-	(488)	2,207

Fees and commissions receivable	1,291	-	-	(174)	1,117
Fees and commissions payable	(236)	-	-	5	(231)
Income from trading activities	856	96	-	(30)	922
Gain on redemption of own debt	-	20	-	-	20
Other operating income	444	247	-	(40)	651

Non-interest income	2,355	363	-	(239)	2,479

Total income	5,053	360	-	(727)	4,686

Staff costs	(1,647)	(1)	(43)	252	(1,439)
Premises and equipment	(594)	-	(59)	73	(580)
Other administrative expenses	(687)	1	(25)	134	(577)
Depreciation, amortisation and write downs	(269)	(1)	(2)	43	(229)
Restructuring costs	(129)	-	129	-	-
Write down of goodwill and other intangible assets	(82)	-	-	-	(82)

Operating expenses	(3,408)	(1)	-	502	(2,907)

Profit before impairment losses	1,645	359	-	(225)	1,779
Impairment losses	(362)	-	-	73	(289)

Operating profit	1,283	359	-	(152)	1,490
Own credit adjustments (3)	139	(139)	-	-	-
Gain on redemption of own debt	20	(20)	-	-	-
Strategic disposals	191	(191)	-	-	-
Citizens discontinued operations	(152)	-	-	152	-
RFS Holdings minority interest	9	(9)	-	-	-

Profit before tax	1,490	-	-	-	1,490
Tax charge	(314)	-	-	-	(314)

Profit from continuing operations	1,176	-	-	-	1,176

Profit from discontinued operations, net of tax
- Citizens	104	-	-	-	104
- Other	9	-	-	-	9

Profit from discontinued operations, net of tax	113	-	-	-	113

Profit for the period	1,289	-	-	-	1,289
Non-controlling interests	(19)	-	-	-	(19)
Preference share and other dividends	(75)	-	-	-	(75)

Profit attributable to ordinary and B shareholders	1,195	-	-	-	1,195

Notes:
(1)	Reallocation of restructuring costs and litigation and conduct costs into the statutory operating expense lines.
(2)	The statutory results of Citizens Financial Group (CFG), which is classified as a discontinued operation.
(3)
Reallocation of £95 million gain (Q4 2014 - £84 million loss; Q1 2014 - £95 million gain) to income from trading activities and £25 million gain (Q4 2014 - £60 million loss; Q1 2014 - £44 million gain) to other operating income.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  30 April 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary